Exhibit 99.1

New York, NY— Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group powered by blockchain technology, today announced its unaudited financial results for the six months ended June 30, 2023.

First Half 2023 Financial and Operating Highlights

●	GAAP revenue - First half 2023 GAAP revenues of USD$246,242, compared to revenues of USD$783,089 in first half 2022, reflecting a decrease of 68.56% in GAAP revenue and demonstrating the Company’s enhanced profitability and diversified revenue stream in the six months ended June 30, 2023.

●	GAAP gross loss - First half 2023 GAAP gross loss of USD$447,178, compared to gross loss of USD$508,695 in first half 2022, reflecting a decrease of 12.09% in GAAP gross loss.

●	GAAP net loss - First half 2023 GAAP net loss of USD$2,578,541, compared to net loss of USD$4,646,205 in first half 2022, reflecting a decrease of 44.5% in GAAP net loss and demonstrating the Company’s cost management improvement.

CONTACTS

Hoi Yi Xian

Mercurity Fintech Holding Inc.

ir@mercurityfintech.com

Tel: + 1 646 283 7120

International Elite Capital Inc.
Vicky Chueng

Tel: +1(646) 866-7989
Email: mfhfintech@iecapitalusa.com

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about: our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time; developments in, or changes to, laws, regulations, governmental policies, incentives, taxation and regulatory and policy environment affecting our operations and the cryptocurrency and blockchain industry; our future business development, financial condition and results of operations; expected changes in our revenues, costs or expenditures; general business, political, social and economic conditions in mainland China and the international markets we have operations.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2022 and 2023. This section should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Unaudited Interim Condensed Consolidated Financial Statements of Mercurity Fintech Holding Inc as of December 31, 2022 and June 30, 2023 and for the six months ended June 30, 2022 and 2023.” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2022, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2022, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 25, 2023.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Mercurity Fintech Holding Inc, its predecessor entities, its subsidiaries and consolidated affiliated subsidiaries. “VIE” refers to variable interest entity.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

RECENT DEVELOPMENTS

On November 30, 2023, the Company priced a private investment in public equity (“PIPE”) offering, through which it sold an aggregate of 14,251,781 units of its securities, each consisting of one (1) ordinary share and three (3) warrants, to one non-U.S. institutional investor at an offering price of $0.421 per unit, for the gross proceeds of $6 million (the “Gross Proceeds”), prior to the deduction of fees and offering expenses payable by the Company. The warrants are exercisable to purchase up to a total of 42,755,344 ordinary shares, for a period of three years commencing from November 30, 2023, at an exercise price of US$1.00 per ordinary share. The Company received the PIPE financing proceeds on December 4, 2023.

Overview

Prior to July 2019, we provided integrated B2B services to food service suppliers and customers in China. In May 2019, we acquired Mercurity Limited and its subsidiaries and variable interest entity (“VIE”) to start blockchain technical services including developing digital asset transaction platforms and other solutions based on blockchain technologies. On July 22, 2019, we divested our B2B services to food service suppliers and customers by selling all the issued and outstanding shares of New Admiral Limited, or New Admiral, our former wholly-owned subsidiary operating the B2B business, to Marvel Billion Development Limited, or Marvel Billion. After this divestment, we are no longer engaged in B2B services and our current principal business is focused on providing blockchain technical services. We designed and developed digital asset transaction platforms based on blockchain technologies for customers to facilitate crypto asset trading and asset digitalization and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services. In March 2020, we acquired NBpay Investment Limited and its subsidiaries and VIE, a developer of asset transaction platform products based on blockchain technologies, to advance the blockchain technical services business.

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, our Board of Directors (“Board”) decided on December 10, 2021 to divest the VIEs, which were the Chinese operating companies of the related business controlled through VIE agreements, and the divestiture of such VIEs was completed on January 15, 2022.

In August 2021, we added cryptocurrency mining as one of our main businesses going forward. We entered into cryptocurrency mining pools by executing a business contract with a collective mining service provider on October 22, 2021 to provide computing power to the mining pool and derived USD$664,307 related revenue in 2021 and USD$783,089 related revenue in the first half of 2022.

In late February 2022, Wei Zhu, our former acting Chief Financial Officer, former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, and Minghao Li, a former member of the Board, were suspected of certain criminal offenses unrelated to our company’s operations and were detained by the Economic Crime Investigation Detachment of Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, the Sheyang Public Security Bureau wrongfully seized the digital assets hardware cold wallet which belonged to the Company, along with the cryptocurrencies stored therein.

Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, the temporary difficulties we faced by the abovementioned incident where most of our cryptocurrencies were seized and impounded, the departure of our original Chinese technical team in the first half of 2022, and because we failed to rebuild the technical service team in the second half of 2022, our blockchain technical services business did not generate any revenue in 2022.

In July 2022, we added digital consultation services as one of our main businesses going forward, providing business consulting services and digital payment solutions to global corporate clients, especially those in the blockchain industry, and continued our planned expansion into online and traditional brokerage services.

In July 2022, we incorporated Mercurity Fintech Technology Holding Inc. (“MFH Tech”) in New York to develop distributed computing and storage services (including cryptocurrency mining and providing cloud storage services for decentralized platform operators) and digital consultation services.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The investment was made with the aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to advance the Web3 framework. On December 20, 2022, the assets began to be used for Filecoin (“FIL”) mining operations. In January 2023, we transferred all of the Web3 decentralized storage infrastructure to our US subsidiary MFH Tech, which serves as the operating entity for our business of Filecoin mining and cloud storage services for decentralized platform operators.

On January 10, 2023, we entered into an asset purchase agreement with Jinhe Capital Limited, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of USD$9,000,000.

On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which had no meaningful assets, business or employees.

On April 12, 2023, we completed the incorporation of another U.S. subsidiary, Chaince Securities,Inc. (“Chaince Securities”), which plans to develop financial advisory services, online and traditional brokerage services independently in the future. On May 3, 2023, Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer.

From April to June 2023, our management reassessed the potential adverse effects of changes in the Company’s business environment and readjusted the Company’s business structure and the future development plan.

Considering the increasing difficulty of mining in the crypto mining industry and the general losses by top crypto mining enterprises, we decided to reduce the scale of procurement of Bitcoin miners and reduce the Company’s investment in the crypto mining field. As such, the Company and Jinhe Capital Limited entered into an amendment (the “Amendment”) to the S19 Pro Purchase Agreement, pursuant to which the parties agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million.

Also considering the enormous uncertainty brought by the cryptocurrency market turmoil in the past two years to the blockchain industry, as well as the regulatory uncertainties, although we have the ability to quickly reorganize the blockchain technical service team, we have still decided not to continue conducting blockchain technology service business related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform.

After the adjustment of our business focuses, we have the following corporate structure and lines of business: (i) our US subsidiary MFH Tech functions as the operating entity of distributed computing and storage services and digital consultation services business in North America, (ii) after completing the acquisition of all assets and liabilities of J.V. Delaney & Associates, our US subsidiary Chaince Securities (as well as its future subsidiary) will function as the operating entity of our future financial advisory services, online and traditional brokerage services business in North America, and (iii) our Hong Kong subsidiary Ucon Capital (HK) Limited and its China subsidiary Beijing Lianji Future Technology Co., Ltd. will function as the operating entity of our digital consultation services business in the Asia-Pacific region.

Our current business structure is as follows:

Mercurity Fintech Holding Inc.
(Cayman Islands)
100%
100%
100%
Mercurity Limited
(British Virgin Islands)
Mercurity Fintech Technology
Holding Inc.
(USA)
Chaince Securities, Inc.
(USA)
100%
100%
Ucon Capital (HK) Limited
*JVDA, LLC
(USA)
Outside China
100%
Inside China
Beijing Lianji Future
Technology Co., Ltd.
Asia-pacific region
Digital consultation services
North America
Distributed computing and storage services
Digital consultation services
North America
* Financial advisory services
* Brokerage services

* We are in the process of acquiring J.V. Delaney & Associates, an established American brokerage firm.

Note: JVDA, LLC and Chaince Securities, Inc. were each incorporated in Delaware. JVDA, LLC will assume the business of J.V. Delaney & Associates. Mercurity Fintech Technology Holding Inc. was incorporated in New York.

Description of Key Statement of Operations Items

Revenue

The table below sets forth our revenue by service types for the six months ended June 30, 2022 and 2023:

	June 30,	June 30,
	2023	2022
	US$	US$
Revenue:
Distributed computing and storage services (i)	166,242	783,089
Digital consultation services (ii)	80,000
Total revenue	246,242	783,089

(i) Revenue from distributed computing and storage services

The Company’s distributed storage and computing services business includes cryptocurrency mining and cloud storage services for other decentralized platform operators.

In the first half of 2022, the Company’s revenue came entirely from the Bitcoin shared mining business, which began in October 2021 and ended in April 2022. During the same period, the Wei Zhu incident caused the Company to temporarily lose control of most of its cryptocurrencies, and the Company’s daily operations also faced temporary difficulties, resulting in the Company’s original expansion plan for cryptocurrency mining business not being implemented. It is worth mentioning that during this period, the Bitcoin market price experienced a significant decline, and all of the Company’s Bitcoins were unable to be sold in a timely manner for cash due to loss of control. This also led to the Company having to make significant impairment losses on these Bitcoins in the first half of 2022.

In December 2022, the Company acquired a batch of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5.98 million, payable in the Company’s ordinary shares. Starting on December 20, 2022, the Company uses some of the storage capacity of these devices for Filecoin mining business, and other storage capacity will be used to provide cloud storage services to distributed application product operators. For the six months ended June 30, 2023, the Company earned $166,242 revenue from Filecoin physical mining operations, and did not receive any revenue from providing cloud storage services to decentralized platform operators.

On December 5, 2023, the Company signed an Origin Storage Filecoin Mining Service Contract with Origin Storage PTE. LTD. (“Origin Storage”). The Company will use Origin Storage’s technology to repackage the Web3 decentralized storage infrastructure and conduct Filecoin mining business through Origin Storage’s network platform. The Filecoin mining services provided by Origin Storage include but are not limited to storage server services, computing encapsulation server services, and technical services. Through Origin Storage’s new technology in the Filecoin mining field, the Company is expected to improve the output efficiency of the Filecoin mining business.

(ii) Revenue from digital consultation services

In the second half of 2022, the new management of the Company fully considered the huge uncertainty caused by the volatility of the cryptocurrency market, and decided to add digital consultation services as one of our main businesses, providing business consultation services and digital payment solutions to global corporate clients, especially those in the blockchain industry.

On August 23, 2022, the Company signed a Consulting Agreement with a Chinese media company, pursuant to which the Company will serve as a business consultant in order to facilitate the client to establish its operating entity in the United States and related financing strategy, and the agreed amount of the immutable consideration portion of the agreement is $160,000. As of December 31, 2022, approximately 50% of the agreed services had been completed as scheduled, and the Company recognized consultation services revenue of $80,000 for the year ended December 31, 2022 based on the percentage-of-completion. As of June 30, 2023, all the agreed services under this agreement have been completed, and the Company recognized consultation services revenue of $80,000 for the six months ended June 30, 2023 based on the percentage-of-completion.

Cost of Revenue

The table below sets forth our revenues by service types for the six months ended June 30, 2022 and 2023:

	June 30,	June 30,
	2023	2022
	US$	US$
Cost of Revenue:
Distributed computing and storage services (i)	(641,920)	(1,291,784)
Digital consultation services (ii)	(51,500)
Total Cost of Revenue	(693,420)	(1,291,784)

(i) Cost of revenue of distributed computing and storage services

The Company carried out Bitcoin mining from October 2021 to April 2022. The Company’s computing power during this period was 35,000TH/s, the average daily output during this period was 0.17011136 BTC, and the revenue per unit of computing power was 0.000004860 BTC/TH/day. For this Bitcoin mining business, the Company essentially leased the Bitcoin mining machines instead of owning them, while the cost of renting the mining machines proved to be very high. The average daily operating cost (including the cost of renting the mining machines) of the Company’s Bitcoin mining was $110,80.51, so the Company would not make a profit until the average price of Bitcoin exceeds $65,137. The cost of Bitcoin shared mining operations was recognized in the six months ended June 30, 2022 in the amount of $1,291,784. However, back in October 2021, the management did not anticipate the Bitcoin market crash that would begin in December 2021. In December 2021, the price of Bitcoin suddenly plummeted from the price range of $60,000 per coin and during the first six months of 2022 such price lingered around the range of $17,000 to $49,000, causing our Bitcoin mining business to suffer a great loss. Due to the sharp fluctuations in the price of Bitcoin over the past two years, from May 2022 to June 2023, we did not carry out any business related to Bitcoin mining.

The Company carried out Filecoin mining business from December 2022. As of June 30, 2023, the Company has opened two nodes on the Filecoin blockchain with a set storage capacity of 30.2Pib, one of which has not reached the maximum set storage capacity, so the current storage capacity of the two nodes was 25.16PiB. The operating costs of Filecoin mining business currently include depreciation costs of equipment, site fees, electricity fees, network fees and software deployment costs. Due to the fact that the number of nodes in the Company’s Filecoin mining business and the storage capacity of each node have not yet reached the set maximum level, the Company still receives relatively few Filecoin rewards, and the corresponding revenue recognized by the Company is also relatively low. However, the Web3 decentralized storage infrastructure used by the Company for Filecoin mining are depreciated based on the expected useful life using the straight-line method, which resulted in depreciation costs far exceeding Filecoin mining revenue in the first half of 2023. The Company plans to open another two nodes in the second half of 2023 to enable its hardware devices to release more storage capacity in exchange for revenue, and the Company expect our storage capacity for Filecoin mining operations to reach 60.4PiB in June 2024. The cost of Filecoin mining operations was recognized in the six months ended June 30, 2023 in the amount of $641,920.

In December 2023, the Company began adopting new technologies to carry out filecoin mining business, and it is expected that the mining output efficiency of filecoin will be significantly improved in 2024, and the Company’s Filecoin mining business is expected to be profitable commencing in 2024.

(ii) Cost of revenue of digital consultation services

In the first half of 2023, the Company only implemented one business consultation project in its digital consulting service business. The direct costs of the Company’s business consultation services included office space expenses, team salaries, travel expenses, printing fees, and the fees required to acquire clients. The cost of digital consulting services operations was recognized in the six months ended June 30, 2023 in the amount of $51,500.

Operating Expenses

The table below sets forth our operating expenses for the six months ended June 30, 2022 and 2023:

	June 30,	June 30,
	2023	2022
	US$	US$
Operating Expenses:
Sales and marketing (i)	(152,400)	—
General and administrative (ii)	(1,251,559)	(1,247,161)
Provision for doubtful accounts (iii)	—	(4,648)
Loss on disposal of intangible assets (iv)	—	(29,968)
Impairment loss of intangible assets (v)	(79,821)	(2,850,422)
Total Operating Expenses	(1,483,780)	(4,132,199)

(i) Sales and marketing expenses

On January 13, 2023, the Company’s US subsidiary MFH Tech signed a Consulting Agreement with Dato Ai Technology Corporation (“Dato”), pursuant to which Dato will provide sales and marketing services as an independent contractor in order to search for and identify potential clients of the Company’s business consultation services. According to the Consulting Agreement, MFH Tech should pay Dato an annual fee of $300,000. As of June 30, 2023, MFH Tech has paid Dato $150,000 and recognized the sales and marketing expenses of $150,000 for the six months ended June 30, 2023. In addition, other marketing fees of $2,400 were recognized for MFH Tech’s business promotion for the six months ended June 30, 2023. The Company did not generate any sales and marketing expenses directly for its main business in the six months ended June 30, 2022.

The definition of our main business has undergone some restructuring in recent years, and as it becomes more well-defined, and as current structural business investments mature and begin to yield revenue, we have plans to steadily increase our marketing and promotional investment and efforts.

(ii) General and administrative

The Company’s general and administrative expenses consist primarily of (i) salaries and benefits for employees, which are the salaries and benefits for our management, merchant service representatives and general administrative staff, (ii) office expenses, which consist primarily of office rental, maintenance and utilities expenses, depreciation of office equipment and other office expenses, and (iii) professional expenses, which consist primarily of legal expense and audit fees.

The Company’s general and administrative expenses were $1,251,559 for the first half of 2023, compared to $1,247,161 in the same period of 2022. General and administrative expenses for the first half of 2023 consisted primarily of $251,747 in employment costs, $642,579 in professional fees, and $357,233 in other office expenses. General and administrative expenses for the first half of 2022 consisted primarily of $356,173 in stock-based compensation costs, $500,196 in employment costs, $365,613 in professional fees, and $25,179 in other office expenses.

(iii) Provision for doubtful accounts

The Company’s losses from provision for doubtful accounts for the six months ended June 30, 2022 were all due to other receivables that could not be collected.

(iv) Loss on disposal of intangible assets

In January 2022, the Company sold 1,000,000 USD Coins to finance our daily operations and generated a loss of $29,968. No related gains or losses occurred in the six months ended June 30, 2023.

(v) Impairment loss of intangible assets

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price.

The Company evaluated the materiality of the changes from qualitative and quantitative perspectives, and concluded that the changes were material to the unaudited interim Consolidated Statements of Operations and Cash Flows for the six months ended June 30, 2022. We restated the impacted unaudited interim consolidated financial statements for the six months ended June 30, 2022 to correct these changes.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $79,821 impairment loss for the six months ended June 30, 2022, all of which was impairment loss of Filecoins.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $2,850,422 impairment loss for the six months ended June 30, 2022, including $2,844,558 impairment loss of Bitcoins and $5,864 impairment loss of Tether USDs.

Interest income/(expenses), net

The table below sets forth our interest income/(expenses) for the six months ended June 30, 2022 and 2023:

	June 30,	June 30,
	2023	2022
	US$	US$
Interest income/(expenses), net:
Bond interest expenses (i)	(186,250)	—
Interest income from cash and short-term deposits	68,161	84
Interest income/(expenses), net	(118,089)	84

(i) Amortization of discount on bonds payable and Bond interest expenses

The Company entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser”). Pursuant to the SPA dated January 31, 2023, the Company issued the Purchaser an Unsecured Convertible Promissory Note (the “Note”) with a face value of $9 million (the “Proceeds”) upon receiving the Proceeds from the Purchaser on February 2, 2023. The Note shall bear non-compounding interest at a rate per annum equal to 5% from the date of issuance until repayment of the Note unless the Purchaser elects to convert the Note into ordinary shares. If the Purchaser does not elect to convert the Note, then the outstanding principal amount and all accrued but unpaid interest on the Note shall be due and payable upon the one-year anniversary of the Issuance Date of the Note (the “Maturity Date”). For the six months ended June 30, 2023, the Company recognized $186,250 interest expenses for the Note.

The Purchaser has the right to convert the outstanding balance (excluding any and all accrued but unpaid interest on the Note as of the date of such notice) under the Note into the Company’s ordinary shares (the “Conversion Shares”) at a per share price equal to $0.00172, (70% of the average closing price of the American Depositary Receipts divided by 360 during the 30-consecutive trading day period immediately preceding the date of the Securities Purchase Agreement, equivalent to $0.688 per ordinary share after the share consolidation effected on February 28, 2023) according to the terms and conditions of the Note. Prior to repayment of the Note, the Holder may, in its sole discretion, elect to convert this Note during two select periods before the Maturity Date, including the fifteen days period preceding the calendar date six months after the date of issuance of the Note (the “First Election Period”), as well as the fifteen days period preceding the Maturity Date (the “Second Election Period”).

Pursuant to the Accounting Standards Update 2020-06, for convertible instruments, the instruments primarily affected are those issued with beneficial conversion features or cash conversion features because the accounting models for those specific features are removed. However, all entities that issue convertible instruments are affected by the amendments to the disclosure requirements in this Update. Under the amendments in Accounting Standards Update 2020-06, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and a convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. Therefore, when the Company received the convertible bond financing of $9 million, we recognized the debt (bonds payable) of $9 million based on the principal and calculated interest according to the coupon interest agreed upon in the contract.

No related income or expenses occurred in the six months ended June 30, 2022.

Financing costs

The table below sets forth our financing costs recognized in current expenses for the six months ended 2022 and 2023:

	June 30,	June 30,
	2023	2022
	US$	US$
Financing costs:
Financial advisory fees for Unsecured Convertible Promissory Note	(450,000)	—
Total financing costs	(450,000)	—

In February 2023, according to the agreement with the financial advisor for the Company’s Unsecured Convertible Promissory Note with a financing amount of $9 million, the Company paid a financial advisor fee of 5% of the financing amount to the financial advisor. No related costs occurred in the six months ended June 30, 2022.

Other Income

Other income consists primarily of the gain generated from the government subsidies.

Loss on market price of short-term investment

The loss on market price of short-term investment for the six months ended June 30, 2023 consists primarily of the loss on the market price changes of the ETFs held by the Company as of June 30, 2023. No related gains or losses occurred in the six months ended June 30, 2022.

Loss from selling short-term investments

The loss from selling short-term investments for the six months ended June 30, 2023 consists primarily of the loss from selling common stocks held by the Company during the same period. No related gains or losses occurred in the six months ended June 30, 2022.

Loss from disposal of subsidiaries

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, the Company’s board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. The financial statements of the Company for the six months ended June 30, 2022 recognized the loss from disposal of VIEs as $4,664.

Results of Operations

The following summary of the unaudited consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our unaudited consolidated financial statements and related notes.

Our historical results do not necessarily indicate our results to be expected for any future period.

	For the six months ended June 30
	2023	2022
	(unaudited)	(restated)
Revenue:
Consultation services	80,000	—
Cryptocurrency mining	166,242	783,089
Total Revenue	$246,242	$783,089

Cost of Revenue:
Consultation services	(51,500)	—
Cryptocurrency mining	(641,920)	(1,291,784)
Total Cost of Revenue	$(693,420)	$(1,291,784)

Gross profit	$(447,178)	$(508,695)

Operating expenses:
Sales and marketing	(152,400)	—
General and administrative	(1,251,559)	(1,247,161)
Provision for doubtful accounts	—	(4,648)
(Loss)/income on disposal of intangible assets	—	(29,968)
Impairment loss of intangible assets	(79,821)	(2,850,422)
Impairment loss of goodwill	—	—
Total operating expenses	$(1,483,780)	$(4,132,199)
Operating loss from continuing operations	$(1,930,958)	$(4,640,894)

Interest income/(expenses), net	(118,089)	84
Financing costs	(450,000)	—
Other income/(expenses), net	70	(731)
Loss on market price of short-term investment	(7)	—
Loss from selling short-term investments	(79,742)	—
Loss from disposal of subsidiaries	—	(4,664)
Loss before provision for income taxes	$(2,578,726)	$(4,646,205)
Income tax benefits	185
Loss from continuing operations	$(2,578,541)	$(4,646,205)

Discontinued operations:
Loss from discontinued operations
Net loss	$(2,578,541)	$(4,646,205)

About Non-GAAP Financial Measures

As a supplement to net loss, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude the impact of share-based compensation expenses, impairment of property and equipment, changes in fair value of contingent considerations, and changes in fair value of derivative instruments. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net loss. In addition, our definition of adjusted net loss may be different from the definition of such term used by other companies, and therefore comparability may be limited.

Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the following table：

	For the six months ended June 30
	2023	2022
		(restated)
Operating loss from continuing operations	$(1,930,958)	$(4,640,894)
Adjustment for share-based compensation expenses	—	356,173
Adjustment for impairment of property and equipment	79,821	2,850,422
Adjusted net loss (non-GAAP)	(1,851,137)	(1,434,299)

Net loss attributable to Mercurity Fintech Holding Inc.	(2,578,541)	(4,646,205)
Adjustment for share-based compensation expenses	—	356,173
Adjustment for impairment of property and equipment	79,821	2,850,422
Adjustment for changes in fair value of short-term investment	7	—
Adjusted net loss attributable to Mercurity Fintech Holding Inc. (non-GAAP)	(2,498,713)	(1,439,610)

Weighted average number of ordinary shares outstanding:
Basic	42,750,237	12,859,291
Diluted	42,750,237	12,859,291

Losses per share attributable to Mercurity Fintech Holding Inc. (non-GAAP)-Basic
Net loss (non-GAAP)	(0.06)	(0.11)
Losses per share attributable to Mercurity Fintech Holding Inc. (non-GAAP)-Diluted
Net loss (non-GAAP)	(0.06)	(0.11)

The six months ended June 30, 2023 compared with the six months ended June 30, 2022

Revenues

For the six months ended June 30, 2023, revenues were mainly comprised of revenues from the digital consultation services business of US$80,000 and the distributed computing and storage services business of US$166,242. For the six months ended June 30, 2022, revenues were mainly comprised of revenues from the distributed computing and storage services business of US$783,089.

The revenues from the digital consultation services business for the six months ended June 30, 2023 were all from one client of the Company’s business consultation services. The revenues from the distributed computing and storage services business for the six months ended June 30, 2023 were all from Filecoin mining operations, while the revenues from the distributed computing and storage services business for the six months ended June 30, 2022 were all from Bitcoin mining operations.

Cost of revenues

For the six months ended June 30, 2023, the cost of revenues was mainly comprised of revenues from the digital consultation services business of US$51,500 and the distributed computing and storage services business of US$641,920. For the six months ended June 30, 2022, the cost of revenues was mainly comprised of revenues from the distributed computing and storage services business of US$1,291,784.

The revenues from the distributed computing and storage services business for the six months ended June 30, 2022 and 2023 were all from cryptocurrencies mining operations, which had incurred significant losses. Please refer to “Description of Key Statement of Operations Items – Cost of Revenues” for specific analysis.

Operating expenses

The Company’s operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for doubtful accounts, (loss)/income on disposal of intangible assets and impairment loss of intangible assets. The Company’s total operating expenses were $4,132,199 and $1,483,780 for the six months ended June 30, 2022 and 2023.

The Company paid $150,000 to a client’s referral agent for our digital consultation services business and we recognized it as sales and marketing expenses in the unaudited interim consolidated statements of operations for the six months ended June 30, 2023. In addition, other marketing fees of $2,400 were recognized for MFH Tech’s business promotion for the six months ended June 30, 2023. The Company did not generate any sales and marketing expenses directly for our main business in the six months ended June 30, 2022.

The Company’s general and administrative expenses consist primarily of (i) salaries and benefits for employees, which are the salaries and benefits for our management, merchant service representatives and general administrative staff, (ii) office expenses, which consist primarily of office rental, maintenance and utilities expenses, depreciation of office equipment and other office expenses, and (iii) professional expenses, which consist primarily of legal expense and audit fees. The Company’s general and administrative expenses were $1,251,559 for the first half of 2023, compared to $1,247,161 in the same period of 2022. General and administrative expenses for the first half of 2023 consisted primarily of $251,747 in employment costs, $642,579 in professional fees, and $357,233 in other office expenses. General and administrative expenses for the first half of 2022 consisted primarily of $356,173 in stock-based compensation costs, $500,196 in employment costs, $365,613 in professional fees, and $25,179 in other office expenses.

The Company’s losses from provision for doubtful accounts for the six months ended June 30, 2022 were all due to other receivables that could not be collected. No losses from provision for doubtful accounts for the six months ended June 30, 2023 were recognized.

In January 2022, the Company sold 1,000,000 USD Coins to finance our daily operations and generated a loss of $29,968. No related gains or losses occurred in the six months ended June 30, 2023.

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. This is because the intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies is the most accurate indicator of whether it is more likely than not that the asset is impaired. The Company evaluated the materiality of the changes from qualitative and quantitative perspectives, and concluded that the changes were material to the unaudited interim Consolidated Statements of Operations and Cash Flows for the six months ended June 30, 2022. We restated the impacted unaudited interim consolidated financial statements for the six months ended June 30, 2022 to correct these changes. We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $79,821 impairment loss for the six months ended June 30, 2022, all of which was impairment loss of Filecoins. We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $2,850,422 impairment loss for the six months ended June 30, 2022, including $2,844,558 impairment loss of Bitcoins and $5,864 impairment loss of Tether USDs.

While our operating expenses currently remain relatively low, we expect, as our recent investments in future business lines capture increasing revenues, to apply major reinvestments into the operations of all of our promising current investments and core business including R&D, hiring expert staff, and efforts to support the further global expansion of our business.

Operating loss

As a result of the foregoing factors, we recorded operating loss of US$1,930,958 for six months ended June 30, 2023, compared with operating loss of US$4,640,894 for the six months ended June 30, 2022.

Interest income/(expenses), net

Our interest income consists primarily of the amortization of discount on bonds payable, bond interest expenses and interest income from our cash and short-term deposits. We generated $118,089 interest expenses, net in the six months ended 2023 and $84 interest income, net in the six months ended 2022. Please refer to “Description of Key Statement of Operations Items – Interest income/(expenses), net” for specific analysis.

Financing costs

In February 2023, according to the agreement with the financial advisor for the Company’s Unsecured Convertible Promissory Note with a financing amount of $9 million, the Company paid a financial advisor fee of $450,000, 5% of the financing amount to the financial advisor. No related costs occurred in the six months ended June 30, 2022.

Other Income/(loss)

Other income consists primarily of the gain generated from the government subsidies. We generated $70 other income in 2023 and $731 other expenses in 2022.

Loss on market price of short-term investment

The loss on market price of short-term investment for the six months ended June 30, 2023 consists primarily of the loss on the market price changes of the ETFs held by the Company as of June 30, 2023. No related gains or losses occurred in the six months ended June 30, 2022.

Loss from selling short-term investments

The loss from selling short-term investments for the six months ended June 30, 2023 consists primarily of the loss from selling common stocks held by the Company during the same period. No related gains or losses occurred in the six months ended June 30, 2022.

Loss from disposal of subsidiaries

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, the Company’s board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. The financial statements of the Company.

Loss before income taxes

Loss before income taxes was US$2,578,726 for the six months ended June 30, 2023, compared with loss before income taxes of US$4,646,205 for the six months ended June 30, 2022.

Income tax expense/(benefits)

We recorded income tax expense of nil and $185 for the six months ended June 30, 2022 and 2023.

The reconciliation of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, 25% applicable to the PRC operation and 17% applicable to the Singapore operation to income tax expense/(benefit) from continuing operations for the six months ended June 30, 2023 is as follows:

	For the six months ended June 30, 2023
	US$	US$	US$	US$	US$
	US	Hong Kong	PRC	Singapore	Consolidated
Income/(Loss) before income taxes	(869,183)	(4,678)	(70,436)	(507)	(944,804)
Income tax computed at applicable tax rates	(182,528)	(772)	(17,609)	(86)	(200,995)
Effect of different tax rates in different jurisdictions
Non-deductible expenses
Current losses unrecognized deferred income tax	182,528		17,609	86	200,224
Prior losses recognized deferred income tax in current period
Prior income tax expense recognized in current period	587				587

Income tax expenses/(benefits)	587	(772)	—	—	(185)

Net loss

As a result of the foregoing factors, we recorded net loss of US$2,578,541 for the six months ended June 30, 2023, as compared to net loss of US$4,646,205 for the six months ended June 30, 2022.

Net loss attributable to Mercurity Fintech Holding Inc.

We recorded net loss attributable to Mercurity Fintech Holding Inc. of US2,578,541 for the six months ended June 30, 2023, as compared to net loss attributable to Mercurity Fintech Holding Inc. of US$4,646,205 for the six months ended June 30, 2022. We also recorded non-GAAP net loss attributable to Mercurity Fintech Holding Inc. of US$2,498,713 for the six months ended June 30, 2023, as compared to non-GAAP net loss attributable to Mercurity Fintech Holding Inc. of US$1,439,610 for the six months ended June 30, 2022.

Liquidity and Capital Resources

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly- and majority-owned subsidiaries outside mainland China.

We had US$7,446,664 and US$13,577,030 in cash and cash equivalents as of December 31, 2022 and June 30, 2023, respectively.

Our net losses were US$4,646,205 and US$2,578,541 for the six months ended June 30, 2022 and 2023, respectively, and our net cash used in operating activities were US$53,391 and US$1,509,535 in the six months ended June 30, 2022 and 2023, respectively.

On November 21, 2022, we issued 2,423,076,922 ordinary shares to three investors for the private investment in public equity (the “PIPE”) of US$3.15 million, and issued 108,000,000 ordinary shares to pay the financing service fee of the PIPE.

On December 20, 2022, we issued 3,676,470,589 ordinary shares to two investors for the private investment in public equity (the “PIPE”) of US$5 million. On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our 2,718,181,818 ordinary shares. We issued the 2,718,181,818 ordinary shares on December 23, 2022.

On December 23, 2022, we entered into a Securities Purchase Agreement in connection with a private investment in public equity (the “PIPE”) financing with an accredited non-U.S. investor to offer and sell our units, each consisting of one ordinary share and three warrants for total gross proceeds of USD$5 million. As of December 31, 2022, we had not yet issued the corresponding 4,545,454,546 ordinary shares to the investor. Therefore, the Ordinary Shares in the financial statements for the year ended December 31, 2022 does not include such unissued ordinary shares. We issued the 4,545,454,546 ordinary shares to the investor upon receiving the $5 million from the investor on January 10, 2023.

We entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser”). Pursuant to the SPA dated January 31, 2023, we issued the Purchaser an Unsecured Convertible Promissory Note (the “Note”) with a face value of $9 million (the “Proceeds”) upon receiving the Proceeds from the Purchaser on February 2, 2023.

If there is any change in business conditions or other future developments, including any investments we may decide to pursue, we may also seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30
	2023	2022
		(restated)
Net cash used in operating activities	(1,509,535)	(53,391)
Net cash used in investing activities	(5,660,208)	—
Net cash provided by/ (used in) financing activities	13,300,000	(179,875)
Effect of exchange rate changes	(100)	(2,783)
Increase/(decrease) in cash and cash equivalents	6,130,157	(236,049)
Cash at the beginning of the period	7,537,873	440,636
Cash at the end of the period	13,668,030	204,587

Net cash used in operating activities

Net cash used in operating activities was US$1,509,535 for the six months ended June 30, 2023, all from continuing operations. The net cash used in continuing operations was primarily due to: 1) Net loss from continuing operations of US$1,325,819 after excluding impairment loss of intangible assets, depreciation of fixed assets and amortization of intangible assets, loss from selling short-term investments, exchange gains and losses, loss on market price of short-term investment, and expenses included in financing activities; 2) Changes in operating assets and liabilities, net of effect of acquisitions: digital assets generated from mining business of US$166,242, a decrease in prepaid expenses and other current assets and right-of-use assets of US$167,965, a decrease in accounts payable, advance from customers and accrued expenses and other current liabilities and lease liabilities of US$185,439.

Net cash used in operating activities was US$53,391 for the six months ended June 30, 2022, all from continuing operations. The net cash used in continuing operations was primarily due to:1) Net loss from continuing operations of US$1,382,523 after excluding provision for doubtful accounts, impairment loss of intangible assets, stock-based compensation, loss from disposal of intangible assets, loss from disposal of subsidiaries, exchange gains and losses and other income/(expenses) those non-cash items; 2) Changes in operating assets and liabilities, net of effect of acquisitions: digital assets generated from mining business of US$783,089, a decrease in digital assets of US$968,934, a decrease in prepaid expenses and other current assets of US$1,290,931, a decrease in accrued expenses and other current liabilities of US$147,654.

Net cash (used in)/provided by investing activities

Net cash used in investing activities was US$5,660,208 for the six months ended June 30, 2023, which was primarily attributable to: Cash from selling short-term investments of US$750,258, Received short-term investment interest of US$5,945, Cash paid for short-term investments of US$3,136,411, Cash paid for long-term equity investments of US$160,000, Prepayments for purchasing fixed assets of US$3,000,000, and Prepayments for acquisition of US$120,000.

Net cash used in investing activities was nil for the six months ended June 30, 2022.

Net cash provided by financing activities

Net cash provided by financing activities was US$13,300,000 for the six months ended June 30, 2023, representing cash provided by private placement of US$5 million, provided by convertible notes of US$ 9 million, and used in paying related financial advisory fees of US$700,000.

Net cash used in financing activities was US$179,875 for the year ended December 31, 2022, representing cash provided by borrowings of US$400,000 and used in paying for debt of US$579,875.

Cash and Cash Equivalents, and Restricted Cash

As of June 30, 2023, the Company had cash and cash equivalents of US$13,577,030 and security deposit of US$91,000, compared with cash and cash equivalents of US$7,446,664, security deposit of US$91,209 as of December 31, 2022.

Short-term Investments

As of June 30, 2023, the Company had short-term investments of US$2,306,404, which is the 6-month Certificate of Deposits of US$2,305,945 and the T-Bill ETF of US$459, compared with short-term investments of nil as of December 31, 2022.

Cryptocurrency Assets

As of June 30, 2023, the Company had cryptocurrency assets of US$4,319,649 in aggregate, which is the U.S. dollar equivalent of 125.8585 Bitcoins, 2,005,537.50 USD Coins, and 138,314.65 Filecoins. Among them, all of the Bitcoins and USD Coins, with a carrying amount of US$3,944,808 as of June 30, 2023, were improperly seized by the Sheyang Public Security Bureau.

Capital Expenditures

We made capital expenditures, including for property and equipment, short-term investment stocks and business acquisition, of US$4,110,466 and nil for the six months ended June 30, 2023 and 2022, respectively.

Off-balance Sheet Arrangements

As of June 30, 2023, we did not enter into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. As of June 30, 2023, we did not enter into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, as of June 30, 2023, we did not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. As of June 30, 2023, we did not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MERCURITY FINTECH HOLDING INC.

INDEX

Unaudited Interim Consolidated Financial Statements	PAGE(S)
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 AND JUNE 30, 2023	F-2 – F-3
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023	F-4 – F-6
UNAUDITED INTERIM CONSOLIDATED STATEMETNS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2023	F-7
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023	F-8 – F-9
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	F-10 – F-37

F-1

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		June 30,	December 31,
	Note	2023	2022

ASSETS:
Current assets:
Cash and cash equivalents	5	13,577,030	7,446,664
Security deposit	6	33,700	33,909
Short-term investments	7	2,306,404	—
Prepaid expenses and other current assets, net		—	10,925
Amounts due from related parties	19	26,075	25,000
Assets relating to discontinued operations		—	—
Total current assets		$15,943,209	$7,516,498

Non-current assets:
Operating right-of-use assets, net	15	714,991	873,878
Property and equipment, net	8	5,511,769	5,961,173
Intangible assets, net (including digital assets wrongfully seized and impounded by the Sheyang County Public Security Bureau of China, with a book value of $3,944,808 as of June 30, 2023)	9	4,319,649	4,233,228
Security deposit	6	57,300	57,300
Prepayments for long-term asset	10	3,120,000	—
Long term equity investments	11	160,000	—
Deferred tax assets	16	251,777	251,005
Total non-current assets		$14,135,486	$11,376,584

TOTAL ASSETS		$30,078,695	$18,893,082

LIABILITIES AND SHAREHOLDER’S EQUITY:

Current liabilities:
Bonds payable	13	9,000,000
Interest payable	14	186,250
Accrued expenses and other current liabilities	12	151,657	236,490
Amounts due to related parties	19	914,814	923,596
Operating lease liabilities	15	338,368	269,675
Current liabilities of discontinued operations		—	—
Total current liabilities		$10,591,089	$1,429,761

The accompanying notes are an integral part of these consolidated financial statements.

F-2

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		June 30,	December 31,
	Note	2023	2022

LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):

Non-current liabilities:
Operating lease liabilities	15	461,440	634,457
Total non-current liabilities		$461,440	$634,457

TOTAL LIABILITIES		$11,052,529	$2,064,218

Commitments and contingencies	20

Shareholders’ equity:
Ordinary shares ($0.004 par value, 62,500,000 shares authorized as of December 31, 2022 and June 30, 2023, and 35,174,479 and 46,538,116 shares issued and outstanding as of December 31, 2022 and June 30, 2023, the above par value and number of shares as of December 31, 2022 have been restated based on the data after the share consolidation on February 28, 2023)	17	186,171	140,716
Additional paid-in capital		687,553,542	682,848,997
Accumulated deficit		(669,898,830)	(667,320,289)
Accumulated other comprehensive (loss)/income		1,185,283	1,159,440
Total shareholders’ equity		$19,026,166	$16,828,864

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$30,078,695	$18,893,082

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the six months ended June 30
	Note	2023	2022
			(restated)
Revenue:
Consultation services		80,000	—
Cryptocurrency mining		166,242	783,089
Total Revenue		$246,242	$783,089

Cost of Revenue:
Consultation services		(51,500)	—
Cryptocurrency mining		(641,920)	(1,291,784)
Total Cost of Revenue		$(693,420)	$(1,291,784)

Gross profit		$(447,178)	$(508,695)

Operating expenses:
Sales and marketing		(152,400)	—
General and administrative		(1,251,559)	(1,247,161)
Provision for doubtful accounts		—	(4,648)
(Loss)/income on disposal of intangible assets		—	(29,968)
Impairment loss of intangible assets	2, 9	(79,821)	(2,850,422)
Impairment loss of goodwill		—	—
Total operating expenses		$(1,483,780)	$(4,132,199)
Operating loss from continuing operations		$(1,930,958)	$(4,640,894)

Interest income/(expenses), net		(118,089)	84
Financing costs		(450,000)	—
Other income/(expenses), net		70	(731)
Loss on market price of short-term investment		(7)	—
Loss from selling short-term investments		(79,742)	—
Loss from disposal of subsidiaries		—	(4,664)
Loss before provision for income taxes		$(2,578,726)	$(4,646,205)
Income tax benefits	16	185
Loss from continuing operations		$(2,578,541)	$(4,646,205)

Discontinued operations:
Loss from discontinued operations
Net loss	2	$(2,578,541)	$(4,646,205)

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	2	$(2,578,541)	$(4,646,205)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the six months ended June 30
	Note	2023	2022

Numerator
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.		$(2,578,541)	$(4,646,205)
Continuing operations		(2,578,541)	(4,646,205)
Discontinued operations

Denominator
Weighted average shares used in calculating basic net loss per ordinary share	2	42,750,237	12,859,291
Weighted average shares used in calculating diluted net loss per ordinary share	2	42,750,237	12,859,291

Net Loss per ordinary share
Basic	2	(0.06)	(0.36)
Diluted	2	(0.06)	(0.36)
Net Loss per ordinary share from continuing operation
Basic	2	(0.06)	(0.36)
Diluted	2	(0.06)	(0.36)
Net Loss per ordinary share from discontinued operation
Basic	2	—	—
Diluted	2	—	—

The accompanying notes are an integral part of these consolidated financial statements

F-5

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Note	For the six months ended June 30
		2023	2022

Net loss		$(2,578,541)	$(4,646,205)
Change in cumulative foreign currency trans adjustment		25,843	19,683
Comprehensive loss		$(2,552,698)	$(4,626,522)

The accompanying notes are an integral part of these consolidated financial statements.

F-6

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

						Total Mercurity
			Additional		Accumulated Other	Fintech Holding Inc.	Total
			paid-in	Accumulated	comprehensive	shareholders’	Shareholders’
	Ordinary shares		Capital	deficit	loss	equity	equity
	Number of
	Shares	Amount
Balance as of January 1, 2023	14,069,445,558	140,716	682,848,997	(667,320,289)	1,159,440	16,828,864	16,828,864
Share consolidation (Note 17)	(14,034,271,079)	—	—	—	—	—	—
Issuance of shares in the private placement (Note 17)	11,363,637	45,455	4,704,545	—	—	4,750,000	4,750,000
Net loss	—	—	—	(2,578,541)	—	(2,578,541)	(2,578,541)
Foreign currency translation	—	—	—	—	25,843	25,843	25,843
Balance as of June 30, 2023	46,538,116	186,171	687,553,542	(669,898,830)	1,185,283	19,026,166	19,026,166

The accompanying notes are an integral part of these consolidated financial statements.

F-7

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the six months ended June 30
	2023	2022
		(restated)
Cash flows from operating activities:
Net loss	(2,578,541)	(4,646,205)
Less: Net loss from discontinued operations
Net loss from continuing operations	(2,578,541)	(4,646,205)

Adjustments to reconcile net loss to net cash used in operating activities:
Loss from disposal of intangible assets	—	29,785
Impairment loss of intangible assets	79,821	2,850,422
Depreciation of fixed assets and amortization of intangible assets	449,404	—
Loss on market price of short-term investment	7	—
Expenses included in financing activities	630,305	—
Stock-based compensation	—	356,173
Loss from disposal of subsidiaries	—	4,664
Loss from selling short-term investments	79,742	—
Exchange gains and losses	13,443	22,465
Other income/(expenses)	—	183
Changes in operating assets and liabilities, net of effect of acquisitions:
Digital assets generated from mining business	(166,242)	(783,089)
Disposal of digital assets	—	968,934

Prepaid expenses and other current assets	9,850	1,290,931
Right-of-use assets	158,887	—
Deferred tax assets	(772)	—
Accounts payable	(22,075)
Advance from customers	(80,000)	—
Accrued expenses and other current liabilities	20,960	(147,654)
Lease liabilities	(104,324)	—
Net cash (used in)/provided by continuing operations	$(1,509,535)	$(53,391)
Net cash used in discontinued operations	—	—
Net cash used in operating activities	$(1,509,535)	$(53,391)

Cash flows from investing activities:
Cash from selling short-term investments	750,258	—
Cash from receiving short-term investment interest	5,945	—
Prepayments for purchasing fixed assets	(3,000,000)	—
Cash paid for short-term investments	(3,136,411)	—
Cash paid for long-term equity investments	(160,000)	—
Advance payment for acquisition	(120,000)	—
Net cash used in continuing operations	$(5,660,208)	$—
Net cash provided by discontinued operations	—	—
Net cash (used in)/provided by investing activities	$(5,660,208)	$—

The accompanying notes are an integral part of these consolidated financial statements.

F-8

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the six months ended June 30
	2023	2022

Cash flows from financing activities:
Issuance of common stock	5,000,000	—
Borrowings	—	400,000
Cash paid for debt	—	(579,875)
Convertible notes	9,000,000	—
Financing costs	(700,000)	—
Net cash provided by continuing operations	$13,300,000	$(179,875)
Net cash provided by discontinued operations	—	—
Net cash provided by financing activities	$13,300,000	$(179,875)

Effect of exchange rate changes by continuing operations	(100)	(2,783)
Effect of exchange rate changes by discontinued operations
Effect of exchange rate changes	$(100)	$(2,783)

Increase/(decrease) in cash and cash equivalents, and restricted cash	$6,130,157	$(236,049)

Cash and cash equivalents, and restricted cash, beginning of the year	$7,537,873	$440,636

Cash and cash equivalents, and restricted cash, end of the year	$13,668,030	$204,587

Supplement disclosure of cash flow information interest paid	—	—

The accompanying notes are an integral part of these consolidated financial statements.

F-9

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Prior to July 2019, we provided integrated B2B services to food service suppliers and customers in China. In May 2019, we acquired Mercurity Limited and its subsidiaries and variable interest entity (“VIE”) to start blockchain technical services including developing digital asset transaction platforms and other solutions based on blockchain technologies.

On July 22, 2019, we divested our B2B services to food service suppliers and customers by selling all the issued and outstanding shares of New Admiral Limited, or New Admiral, our former wholly-owned subsidiary operating the B2B business, to Marvel Billion Development Limited, or Marvel Billion. After this divestment, we are no longer engaged in B2B services and our current principal business is focused on providing blockchain technical services. We design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate crypto asset trading and asset digitalization and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services.

In March 2020, we acquired NBpay Investment Limited and its subsidiaries and VIE, a developer of asset transaction platform products based on blockchain technologies, to advance the blockchain technical services business.

In August 2021, we added cryptocurrency mining as one of our main businesses going forward. We entered into cryptocurrency mining pools by executing a business contract with a collective mining service provider on October 22, 2021 to provide computing power to the mining pool and derived USD$664,307 related revenue in 2021 and USD$783,089 related revenue in the first half of 2022.

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, our Board of Directors (“Board”) decided on December 10, 2021 to divest the VIEs, which were the Chinese operating companies of the related business controlled through VIE agreements, and the divestiture of such VIEs was completed on January 15, 2022.

In late February 2022, Wei Zhu, our former acting Chief Financial Officer, former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, and Minghao Li, a former member of the Board, were suspected of certain criminal offenses unrelated to our company’s operations and were detained by the Economic Crime Investigation Detachment of Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang Public Security Bureau wrongfully seized the digital assets hardware cold wallet which belonged to the Company, along with the cryptocurrencies stored therein.

Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, the temporary difficulties we faced by the aforementioned incident where our cryptocurrencies were seized and impounded, the departure of our original Chinese technical team in the first half of 2022, and because we failed to rebuild the technical service team in the second half of 2022, our blockchain technical services business did not generate any revenue in 2022.

In July 2022, we added digital consultation services as one of our main businesses going forward, providing business consulting services and digital payment solutions to global corporate clients, especially those in the blockchain industry, and continued our planned expansion into online and traditional brokerage services.

In July 2022, we incorporated Mercurity Fintech Technology Holding Inc. (“MFH Tech”) to develop distributed computing and storage services (including cryptocurrency mining and providing cloud storage services for decentralized platform operators) and digital consultation services.

On August 23, 2022, MFH Tech signed a Consulting Agreement with a Chinese media company, pursuant to which MFH Tech will serve as a business consultant in order to facilitate the client to establish the entity in the United States and make financing strategy, and derived USD$80,000 related revenue in 2022.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The investment was made with the aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to advance the Web3 framework. On December 20, 2022, the assets began to be used for Filecoin (“FIL”) mining operations and derived USD$348 related revenue in 2022. In January 2023, we transferred all of the Web3 decentralized storage infrastructure to our US subsidiary MFH Tech, which serves as the operating entity for our business of Filecoin mining and cloud storage services for decentralized platform operators.

F-10

On January 10, 2023, we entered into an asset purchase agreement with Jinhe Capital Limited, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of US$9 million.

On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which had no meaningful assets or business nor employees.

On April 12, 2023, we completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc. (“Chaince Securities”), which plans to develop financial advisory services, online and traditional brokerage services independently in the future. On May 3, 2023, Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer.

From April to June 2023, our management reassessed the potential adverse effects of changes in the Company’s business environment, and readjusted the Company’s business structure and the future development plan.

Considering the increasing difficulty of mining in the crypto mining industry and the general losses by top crypto mining enterprises, we have decided to reduce the scale of procurement of Bitcoin miners and reduce the Company’s investment in the crypto mining field. As such, the Company and Jinhe Capital Limited entered into an amendment (the “Amendment”) to the S19 Pro Purchase Agreement, pursuant to which the parties agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million.

Also considering the enormous uncertainty brought by the cryptocurrency market turmoil in the past two years to the blockchain industry, as well as the regulatory uncertainties, although we have the ability to quickly reorganize the blockchain technical service team, we have still decided not to continue conducting blockchain technology service business related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform.

After the adjustment of the above business structure: (i) Our US subsidiary MFH Tech functions as the operating entity of distributed computing and storage services and digital consultation services business in North America. (ii) After completing the acquisition of all assets and liabilities of J.V. Delaney & Associates, our US subsidiary Chaince Securities (as well as its future subsidiary) functions as the operating entity of our future financial advisory services, online and traditional brokerage services business in North America. (iii) Our Hong Kong subsidiary Ucon Capital (HK) Limited (“Ucon”) and its China subsidiary Beijing Lianji Future Technology Co., Ltd. will function as the operating entity of the digital consultation services business in the Asia-Pacific region.

As of June 30, 2023, the Company’s subsidiaries are as follows:

	Date of	Place of	Percentage
	acquisition/	establishment/	of legal
	registration	incorporation	ownership
Subsidiaries:
Chaince Securities Inc.	April 12, 2023	Delaware	100%
Mercurity Fintech Technology Holding Inc.	July 15, 2022	New York	100%
Mercurity Limited	May 21, 2019	British Virgin Islands	100%
Ucon Capital (HK) Limited	May 21, 2019	Hong Kong	100%
Beijing Lianji Future Technology Co., Ltd.	May 21, 2019	PRC	100%

2. RESTATEMENT OF PREVIOUSLY ISSUED UNAUDITED INTERIM FINANCIAL STATEMENTS

Previous Unaudited Interim Financial Statements Changes from Impairment of Intangible Assets

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. This is because the intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies is the most accurate indicator of whether it is more likely than not that the asset is impaired.

F-11

Updating of the Company’s historical calculations of the cryptocurrencies impairment amounts resulted in correction of Impairment of Intangible assets. In accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Interim misstatements when Quantifying Misstatements in Current Interim Financial Statements, the Company evaluated the materiality of the changes from qualitative and quantitative perspectives, and concluded that the changes were material to the Unaudited Interim Consolidated Statements of Operations and Cash Flows for the six months ended June 30, 2022.

The following tables present the effects of correcting these changes on the Company’s unaudited interim financial statements of Operations and Cash Flows for the six months ended June 30, 2022.

	For the six months ended June 30, 2022
Unaudited Interim Consolidated Statements of Operations	As previously reported	Adjustment	As restated
Impairment loss of intangible assets (i)	(572,790)	(2,277,632)	(2,850,422)
Total operating expenses	(1,854,567)	(2,277,632)	(4,132,199)
Operating loss	(2,363,262)	(2,277,632)	(4,640,894)
Loss before provision for income taxes	(2,363,262)	(2,277,632)	(4,646,205)
Loss from continuing operations	(2,363,262)	(2,277,632)	(4,646,205)
Net loss	(2,363,262)	(2,277,632)	(4,646,205)

	For the six months ended June 30, 2022
Unaudited Interim Consolidated Statements of Cash Flows	As previously reported	Adjustment	As restated
Net loss	(2,363,262)	(2,277,632)	(4,646,205)
Net loss from continuing operations	(2,363,262)	(2,277,632)	(4,646,205)

Adjustments to reconcile net loss to net cash used in operating activities:
Impairment loss of intangible assets	(572,790)	(2,277,632)	(2,850,422)

Calculation and Restatement of the loss per share in current and previously issued unaudited interim consolidated statements of operations based on the new number of the ordinary shares after the 2023 Share Consolidation

On December 29, 2022, the Company’s Board of Directors approved the proposal on the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share, which was effective on February 28, 2023.

According to ASC 260-10-55-12, if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to refiect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before the financial statements are issued or are available to be issued, the per-share computations for those and any prior period financial statements presented shall be based on the new number of shares. If per-share computations reflect such changes in the number of shares, that fact shall be disclosed.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The Company had an accumulated deficit of approximately $670 million as of June 30, 2023 and had a net loss of approximately $2.55 million for the six months ended June 30, 2023. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15. “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

F-12

With the restructuring of the board and management in the second half of 2022, the Company secured new financing and clarified new business plans. The Company received US$3.15 million, US$5 million and US$5 million from three PIPEs in November 2022, December 2022 and January 2023 and then received US$9 million from an unsecured convertible promissory note issued on February 2023. In the first half of 2023, the Company further adjusted and optimized its business structure. The Company decided to reduce the scale of high-risk cryptocurrency related businesses and sought to make good progress in new business areas.

The current and anticipated future businesses of the Company include:

1) Digital consultation services: a) Business consulting services, including comprehensive business consulting services and industry resource support to global corporate clients based on the resource advantages we have accumulated over the years. b) Digital payment solutions, including digital payment solutions such as developing solutions of payment and wallet products, compliance solutions of payment and wallet products, economic model design for asset digitization projects, an implementation plan to automate and standardize cross-border payments using smart contract technology, and digital payment related technical consulting services, for global clients in the blockchain field. On August 1, 2023, the Company signed a supplementary comprehensive service agreement with one of the current clients from Beijing, China. The Company will continue to assist the client in providing management consulting services and introducing professional service agency resources. The Company expects to receive no less than $150,000 in revenue from this new agreement within the next year.

2) Financial advisory services and Brokerage services: a) Financial advisory services, focus on providing comprehensive professional services to corporate clients in emerging countries and regions planning to enter the US capital markets, such as helping the clients improve operations and compliance, achieving market entry and expansion, introducing and coordinating professional service institutions, and providing capital operation plans, private equity financing services, investment consulting services, and mergers and acquisitions services. b) Brokerage services, including securities underwriting, securities brokerage, asset management, etc. It should be emphasized that our financial advisory services businesses (excluding business consulting services such as introducing professional service institutions to the clients who want to become publicly traded in the United States, and helping them coordinate the progress of each professional service institution’s work.) and brokerage services (securities underwriting and other brokerage services) can only be carried out after we have completed the acquisition of J.V. Delaney & Associates and obtained the financial license required for brokerage services business. In August 2023, we entered the Continued Membership Application process with FINRA. Ideally, we anticipate receiving approval in the first half of 2024.

3) Distributed computing and storage services, including cryptocurrency mining and cloud storage services for other decentralized platform operators. In December 2022, the Company purchased a series of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares, and the assets is expected to achieve a maximum storage capacity of approximately 100PiB. We plan to use a portion of the storage capacity (60.4PiB) for the Filecoin mining business, in that we plan to open four nodes in 2023, with each node of a maximum storage capacity of 15.1PiB, and it is expected to reach the maximum storage capacity of all four nodes by June 2024 (total 60.4PiB). We plan to use the remaining storage capacity from the infrastructure to provide cloud storage services to other decentralized platform operators. In addition, in December 2023, the Company began adopting new technologies to carry out Filecoin mining business, and it is expected that the mining output efficiency of Filecoin will be significantly improved in 2024.

On January 10, 2023, we entered into an asset purchase agreement with Jinhe Capital Limited, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of US$9 million. However, from April to June 2023, our management reassessed the potential adverse effects of changes in the Company’s business environment, and readjusted the Company’s business structure and the future development plan. Considering the increasing difficulty of mining in the mining industry and the general loss of the top mining enterprises, we have decided to reduce the procurement scale of Bitcoin miners and reduce the Company’s investment in the mining field. As such, the Company and Jinhe Capital Limited entered into an amendment to the S19 Pro Purchase Agreement, pursuant to which the parties have agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million. At present, the Company has paid the seller $3 million US dollars. Depending on the actual delivery date of the mining machines and bitcoin market conditions, the Company may change the order amount in the future. As things stand now, the Company may not receive these scheduled miners until the end of 2023 and may only begin Bitcoin mining operations in January 2024.

Although the Company did not achieve ideal results in the first half of 2023, the management believes that the Company is about to embark on a period of improvement. As a result, the consolidated financial statements have been prepared assuming the Company will continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if the Company is unable to continue as a going concern.

F-13

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of Revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets, long-term investments and goodwill, the valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation, valuation of contingent consideration from business combination and purchase price allocation for business combinations and assets acquisition. Actual results could materially differ from those estimates.

Principle of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and VIEs (if any) in which it has a controlling financial interest. The results of the subsidiaries and VIEs (if any) are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. Furthermore, if the Company demonstrates that it has ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions among the Company, its subsidiaries and VIEs have been eliminated on consolidation.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings and financial position.

Business combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Contingent consideration is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is remeasured to fair value as of each reporting date until the contingency is resolved, and subsequent changes in fair value are recognized in earnings. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

Discontinued operations

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of operations. The amount of total current assets, total non-current assets, total current liabilities and total noncurrent liabilities are presented separately on the consolidated balance sheets.

F-14

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of Revenue and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, provision for other receivables, estimating useful lives and impairment for intangible assets, impairment of goodwill, valuation allowance for deferred tax assets and share-based compensation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency

The functional and reporting currency of the Company is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currency of the Company’s subsidiary, Mercurity Limited, is U.S. dollars. The functional currency of the Company’s Hong Kong subsidiary, Ucon, is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currency of NBPay Investment limited is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currency of NBPay Fintech Pte Ltd is the United States dollar (“U.S. dollars”, “US$” or “$”). The financial records of the Group’s subsidiary and VIE (if any) located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), respectively, which are also the functional currencies of these entities.

Transactions denominated in currencies other than the respective entities’ functional currencies are re-measured into the functional currencies, in accordance with Accounting Standards Codification (“ASC”) 830 (“ASC 830”) Foreign Currency Matters, at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currencies at the exchange rates prevailing at the balance sheet date. All foreign exchange gains or losses are included in the consolidated statements of operations.

Assets and liabilities are translated to the reporting currency at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and Revenue, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of consolidated statements of comprehensive loss.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

Security Deposit

Security deposit is money that is given to a landlord, lender, or seller of a home or apartment as proof of intent to move in and care for the domicile.

Short-term Investment

Short-term investment represents certificates of deposits and fixed coupon notes with original maturities of greater than three months but less than a year, as well as stocks and ETFs held in the short term and readily available for sale.

Accounts receivable, net of allowance

Since January 1, 2020, the company adopted the new Current Expected Credit loss rule (“CECL” standard) and recognizes its estimate of expected credit losses as an allowance to its account receivable.

The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. Changes in the allowance for credit losses are recognized in general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.

F-15

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual
Machinery and equipment	6 years	10%
Electronics and office equipment	5 years	5%

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Intangible Assets

We classify the cryptocurrencies the Company hold as indefinite-lived intangible assets.

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

The intangible assets of the Company are cryptocurrencies which are measured at cost less impairment. The cryptocurrencies received from cryptocurrency mining operations recognize the cost of intangible assets based on the market price at the time of acquisition.

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. ASC 350-30-35-18 and ASC 350-30-35-19 call for us to consider all circumstances that could lead to impairment of the intangible assets, take a more cautious method to test whether impairment of the intangible assets is likely to occur, and test more frequently. The intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

We restated the impacted interim financial statements for the six months ended June 30, 2022, and related notes included herein to correct these changes. We recognized $570,012 impairment loss of intangible assets for the six months ended June 30, 2022 as the restated interim financial statements, and $79,821 impairment loss of intangible assets for the six months ended June 30, 2023 in the unaudited interim financial statements.

The Company submits that after our restatements as disclosed in Note 2, all periods presented in our filing reflect cryptocurrency impairment based on the lowest intraday price each day.

Revenue recognition

On January 1, 2019, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2019.

Under ASC 606, an entity recognizes revenue as the Company satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

F-16

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Company generates revenue primarily from distributed computing and storage services and consultation services in the six months ended June 30, 2023.

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Distributed computing and storage services

The Company’s distributed storage and computing services business includes cryptocurrency mining and cloud storage services for other decentralized platform operators.

From October 2021 to April 2022, the Company obtained the usage rights of a certain number and specific models of Bitcoin mining machines and specific business premises by executing contracts with the sharing mining service provider, and registered as users on the mining pool website, complying with the general terms and conditions required to join the mining pool published on the mining pool website, to increase computing power to the mining pool. In exchange for providing computing power, the Company was entitled to a fractional share of the fixed digital asset awards the mining pool operator receives, for successfully adding blocks to the blockchain. The Company’s fractional share was relative to the proportion of computing power the Company contributed to the mining pool operator toward the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in digital asset transaction verification services was an output of the Company’s ordinary activities. The provision of such computing power was the only performance obligation in the general terms of the mining pool website. The transaction consideration the Company received, if any, was noncash consideration, which the Company measured at fair value on the date received, which was not materially different than the fair value at contract inception or the time the Company had earned the award from the pools. These considerations were all variable. Since significant reversals of cumulative revenue were possible given the nature of the assets, the consideration was constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company received confirmation of the consideration it would receive, at which time revenue was recognized. There was no significant financing component related to these transactions. Fair value of the digital assets award received was determined using the quoted price of the related digital assets at the time of receipt. The Company earned $783,090 in Bitcoin mining revenue from shared mining operations for the year ended December 31, 2022, and $664,307 for the year ended December 31, 2021. Due to the sharp fluctuations in the price of Bitcoin over the past two years, from May 2022 to Jule 2023, the Company did not carry out any business related to Bitcoin mining.

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5.98 million, payable in the Company’s ordinary shares. Starting on December 20, 2022, the Company uses some of the storage capacity of these devices for Filecoin mining business, and other storage capacity will be used to provide cloud storage services to distributed application product operators. The Company has rented the Filecoin mining operating premises located in New Jersey, United States from Cologix US, Inc. and the Company has entered into the Filecoin mainnet as a miner by registering as an user on the Filecoin mainnet, complying with the general terms and conditions required to become a miner published on the Filecoin mainnet. The essence of Filecoin mining business is that the Company utilizes its Web3 decentralized storage infrastructure and provide cloud storage services to the end customers through the Filecoin mainnet. In exchange for providing storage capacity, the Company is entitled to a fractional share of the fixed digital asset awards from the Filecoin mainnet, for successfully adding blocks to the blockchain. The Company’s fractional share is relative to the proportion of storage capacity we contribute to Filecoin mainnet toward the total storage capacity contributed by all the Filecoin mainnet’s participants in solving the current algorithm. Providing storage capacity in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such storage capacity is the only performance obligation in the general terms of the Filecoin mainnet. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the Filecoin mainnet. These considerations are all variable. Since significant reversals of cumulative revenue are possible given the nature of the assets, the consideration is constrained until the all the miners successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component related to these transactions. Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. For the six months ended June 30, 2023, the Company earned $166,242 in Filecoin mining revenue from physical mining operations, and did not receive any revenue from providing cloud storage services to decentralized platform operators.

F-17

Consultation services

The Company recognized the realization of the consulation service revenue by using Output Methods. According to ASC 606-10-55-17, Output methods recognize revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract. Output methods include methods such as surveys of performance completed to date, appraisals of results achieved, milestones reached, time elapsed, and units produced or units delivered. When an entity evaluates whether to apply an output method to measure its progress, the entity should consider whether the output selected would faithfully depict the entity’s performance toward complete satisfaction of the performance obligation. An output method would not provide a faithful depiction of the entity’s performance if the output selected would fail to measure some of the goods or services for which control has transferred to the customer. For example, output methods based on units produced or units delivered would not faithfully depict an entity’s performance in satisfying a performance obligation if, at the end of the reporting period, the entity’s performance has produced work in process or finished goods controlled by the customer that are not included in the measurement of the output. The Company calculates the output value and recognizes revenue by evaluating the percentage-of-completion of the contract at the end of each month.

On August 23, 2022, the Company signed a Consulting Agreement with a Chinese media company, pursuant to which the Company will serve as a business consultant in order to facilitate the client to establish its operating entity in the United States and related financing strategy, and the agreed amount of the immutable consideration portion of the agreement is $160,000. As of December 31, 2022, approximately 50% of the agreed services had been completed as scheduled, and the Company recognized consultation services revenue of $80,000 for the year ended December 31, 2022 based on the percentage-of-completion. As of June 30, 2023, all the agreed services under this agreement have been completed, and the Company recognized consultation services revenue of $80,000 for the six months ended June 30, 2023 based on the percentage-of-completion.

Cost of revenue

Distributed computing and storage services

The cost of the Bitcoin shared mining operation includes the rental fee of the mining machine and the mine site, electricity and other possible operation and maintenance expenses. There were no Bitcoin mining operations in the six months ended June 30, 2023. The cost of Bitcoin shared mining operations was recognized in the six months ended June 30, 2022 in the amount of $1,291,784, including $1,036,741 for mining machines and mine leases and $255,043 for electricity.

The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs and software licensing costs. The cost of Filecoin physical mining operations was recognized in the six months ended June 30, 2023 in the amount of $641,920, including mining machine depreciation costs of $448,718, mine lease costs (including electricity) of $144,412, direct labor costs of $4,000, and software licensing costs of $44,790. There were no operations of providing cloud storage services to decentralized platform operators in the six months ended June 30, 2022.

Consultation services

The cost of consultation services consists primarily of payroll of the consultation project team. The cost of consultation services was recognized in the six months ended June 30, 2023 in the amount of $51,500. There were no consultation services operations in the six months ended June 30, 2022.

Sales and marketing expenses

Sales and marketing expenses consist primarily of project referral fees for consultation services business. These costs are expensed as incurred.

F-18

Operating leases

The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the consolidated statements of operations over the lease term.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company’s consolidated balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease.

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s consolidated balance sheet as an accounting policy election. Leases qualifying for the short-term lease exception were insignificant. Variable lease costs are recognized as incurred and primarily consist of common area maintenance and utility charges not included in the measurement of right of use assets and operating lease liabilities.

The leasing activities of the Company during 2022 and the first half 2023 are all for the Company to lease the office as the lessee and the Company classified them as operating leases, among which, the Company signed a long-term lease contract with a term of about 35 months for the New York office. The Company recognized right-of-use assets and lease liabilities on the consolidated balance sheet as of December 31, 2022 and June 30, 2023.

Income taxes

The Company follows the liability method in accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company applies the provision of ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.

The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

Share-based payments

In the second quarter of 2017, the Company elected to early adopt ASU No. 2016-09, Compensation Stock Compensation (“ASC 718”): Improvement to Employee Share based Payment Accounting.

Share options and restricted shares granted to employees and directors are accounted for under ASC 718, “Compensation – Stock compensation”. In accordance with ASC 718, the Company determines whether a share option or restricted shares should be classified and accounted for as an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values.

F-19

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital.

The total amount of compensation cost recognized at the end of the requisite service period for an award of share-based compensation shall be based on the number of instruments for which the requisite service has been rendered (that is, for which the requisite service period has been completed). Previously recognized compensation cost shall not be reversed if an employee share option (or share unit) for which the requisite service has been rendered expires unexercised (or unconverted). To determine the amount of compensation cost to be recognized in each period, the Company shall make an entity wide accounting policy for all employee share-based payment awards to do the following: Recognize the ef ect of awards for which the requisite service is not rendered when the award is forfeited (that is, recognize the ef ect of forfeitures in compensation cost when they occur). Previously recognized compensation cost for an award shall be reversed in the period that the award is forfeited.

For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. If the incentivized employee does not meet the agreed market conditions on the grant-date, then the corresponding shares will be forfeited or the corresponding percentage of the proposed shares will be forfeited in proportion to the failure to meet the market conditions. The fair value of the shares granted to employees at the grant-date is the consideration adjusted for the satisfaction of market conditions.

Some awards contain a market condition. The effect of a market condition is reflected in the grant-date fair value of an award. Compensation cost thus is recognized for an award with a market condition provided that the good is delivered or the service is rendered, regardless of when, if ever, the market condition is satisfied.

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Net loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Company had stock options and restricted share units, which could potentially dilute basic loss per share in the future. To calculate the number of shares for diluted loss per ordinary share, the effect of the stock options and restricted share units is computed using the treasury stock method. Potential ordinary shares in the diluted net loss per share computation are excluded in periods of losses from operations, as their effect would be anti-dilutive.

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted loss per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end.

For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted loss per share calculation if the effect is more dilutive. For the contracts that may be settled in ordinary shares or in cash at the election of the counterparty, the more dilutive option of cash or share settlement is used for the purposes of diluted loss per share calculation, pursuant to which share settlement requires the number of shares that would be required to settle the contract be included in the denominator whereas cash settlement requires an adjustment to be made to the numerator for any changes in income or loss that would result as if the contract had been classified as an asset or a liability for accounting purposes during the period for a contract that is classified as equity for accounting purposes, if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

F-20

Comprehensive income (loss)

Comprehensive income (loss) is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive gain (loss) is reported in the consolidated statements of comprehensive loss, including net loss and foreign currency translation adjustments, presented net of tax.

Segment reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment through the provision of design, development, creation, testing, installation, configuration, integration and customization of making fully operational software based on blockchain technologies and related services. All of the Company’s revenue in the first half of 2023 came from its US subsidiary MFH Tech, but as of June 30, 2023, due to the Company’s business being still in the adjustment stage, the Company has not yet divided into geographical divisions for independent business development and management. The Company’s future revenue will mainly come from three different business entities, including MFH Tech, Chaince Securities and Ucon Capital. The Company will add segment reports for different geographies and businesses after the completion of business architecture adjustments.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 - inputs are based upon quoted prices for instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, cash flow models, and similar techniques.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, amounts due from a related party and accounts receivable. The carrying values of cash, amounts due from a related party and accounts receivable approximate their fair values reported in the consolidated balance sheets due to the short-term maturities.

Financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities and goodwill based on Level 3 inputs in connection with business acquisitions.

F-21

Recent accounting pronouncements

In February 2016, the FASB issued ASU2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either operating or financing. The definition of a lease has been revised when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period, for public business entities. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity’s adoption of the new standard and that were not previously accounted for as leases. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued an update, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. The new standard becomes effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The standard requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements. The Company  has elected to adopt the new lease standard as of the effective date applicable to non-issuers and will implement the new lease standard on January 1, 2021 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. In addition, the Company will elect the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. The Company is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures.

In January 2017, the FASB issued ASU 2017-04, ASC Topic 350 “Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment.” The standard eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (“the Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. The standard will become effective for fiscal years beginning after December 15, 2022 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for us beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. We do not expect the amendments of this guidance to have a material impact on our consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities: The amendments in this ASU are effective for public business entities with fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments are also effective for private entities with fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021.All entities are required to apply the amendments in this ASU retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Company is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. ASU 2019-12 removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. We early adopted ASU 2019-12 in the fourth quarter of 2020. The impact of adoption of this standard on our consolidated financial statements, including accounting policies, processes, and systems, was not material.

F-22

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction between the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. Effective January 1, 2021, we adopted this standard on a prospective basis. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements, including accounting policies, processes, and systems.

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under ASU 2020-06, the embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The new guidance also requires the if-converted method to be applied for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires using either a modified retrospective or a full retrospective approach. Effective January 1, 2021, we early adopted ASU 2020-06 using the modified retrospective approach. The impact of adoption of this standard on our consolidated financial statements, including accounting policies, process, and systems, was nil.

4. CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Vulnerability due to change of regulations or policies

The blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where the Company operates. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry in and enhance enforcement of existing laws, rules and regulations.

On January 15, 2022, the Company completed to dismantle the VIE structure and divest Beijing Lianji Technology Co. and Mercurity (Beijing) Technology Co., Ltd., which were controlled by the VIE agreement, due to the impact of the adverse policies issued by the Chinese government on the original business. As of December 31, 2022, the Company’s main business related to cryptocurrencies has moved to the United States.

Currency convertibility risk

From time to time, the Company’s businesses may be transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. After the strategic shift mentioned above, the Company’s business is mainly transacted in U.S. dollar resulting minor exposure to currency convertibility risk.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 7.6% and 4.9% in the years ended December 31, 2022 and in the first half of 2023 respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

As the company does not mainly carry out business in China in the first half of 2023, the impact of foreign currency exchange is not obvious.

F-23

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30,	December 31,
	2023	2022
	US$	US$
Cash (i)	11,854,138	7,446,664
Cash equivalents (ii)	1,722,892
Total	13,577,030	7,446,664

(i)	As of June 30, 2023, the Company’s cash includes: 1) demand deposit of $11,641,682 in bank accounts; 2) cash of $212,456 in the securities investment accounts and the Coinbase account. As of December 31, 2022, the Company’s cash was all demand deposits in bank accounts.

(ii)	As of June 30, 2023, the Company’s cash equivalents are all US treasury bills of $1,722,892 with original maturities of three months.

6. SECURITY DEPOSIT

Security Deposit consist of the following:

	June 30,	December 31,
	2023	2022
	US$	US$
Security Deposit which can be lifted within one year	33,700	33,909
Security Deposit which can be lifted in the second and third years	57,300	57,300
Total	91,000	91,209

The security deposits of the Company on the balance sheet for the six months ended June 30, 2023 are the frozen funds deposited in the Company’s bank account in accordance with the office rental contract, including $33,700 which can be lifted within one year and $57,300 which can be lifted in the third year when the lease expires.

7. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	June 30,	December 31,
	2023	2022
	US$	US$
6-month Certificate of Deposits	2,305,945	—
T-Bill ETF	459	—
Total short-term investments	2,306,404	—

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	June 30,	December 31,
	2023	2022
	US$	US$
Machinery and equipment (i)	5,982,900	5,982,900
Electronics and office equipment	7,222	7,222
Total property and equipment	5,990,122	5,990,122

Less: Accumulated depreciation	478,353	28,949
Less: Provision for impairment	—	—
Property and equipment, net	5,511,769	5,961,173

(i)	On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5,980,000, payable in the Company’s ordinary shares. According to the Valuation Report for the Market Value for the Cryptocurrency Mining Servers issued by International United Consulting & Appraisal Limited on November 10, 2022, the market value of these assets is $5,980,000.

F-24

9. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	June 30,	December 31,
	2023	2022
	US$	US$
Bitcion (i)	1,952,597	1,952,597
USD Coin (ii)	1,992,211	1,992,211
Filecoin (iii)	374,841	288,419
Others	—	—
Total Intangible assets, Net	4,319,649	$4,233,228

(i)	As of June 30, 2023, the carrying amount of 125.8584797 Bitcoins belonging to the company is $1,952,597, of which 95.23843406 Bitcoins came from the PIPE closed on September 8, 2021 and 30.62004567 Bitcoins came from the Bitcoins shared mining business from October 2021 to April 2022.

(ii)	As of June 30, 2023, the Company held 2,005,537.50 USD Coins with the carrying amount of $1,992,211, which came from the PIPE closed on October 19, 2021.

(iii)	As of June 30, 2023, the Company held 138,314.65 Filecoins with the carrying amount of $374,841, of which 104646.58 Filecoins came from the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022 and 33,668.07 Filecoins came from the Filecoin physical mining business.

The movement of intangible assets for the six months ended June 30, 2023 is as follows:

June 30,
2023
US$
Balance as of January 1, 2023	4,233,228
Addition: received Cryptocurrencies payments	—
Purchase	—
Mining out (i)	166,242
Deduction: Payment made by Cryptocurrencies	—
Deduction: disposal of Cryptocurrencies	—
Impairment (ii)	(79,821)
Balance as of June 30, 2023	4,319,649

(i)	During the six months ended June 30, 2023, the Company mined out 33,552.58 Filecoins from the Filecoin physical mining business, and the Company recognized a total revenue of $166,242 based on the lowest transaction price on the Coinbase platform on the day of receiving the Filecoin rewards.

(ii)	We estimated the fair values of the cryptocurrencies based on the lowest transaction price on the Coinbase platform every day and totally recognized $79,821 impairment loss for the six months ended June 30, 2023.

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. We restated the impacted unaudited interim financial statements as of June 30, 2022 to correct these changes. We recognized $79,821 impairment loss of intangible assets for the six months ended June 30, 2023. We recognized $2,850,422 impairment loss of intangible assets for the six months ended June 30, 2022 as the restated unaudited interim financial statements.

F-25

The impairment loss of intangible assets for the six months ended June 30, 2022 and 2023 is detailed as follows:

	June 30,	June 30,
	2023	2022
	US$	US$
Bitcoin	—	2,844,558
USD Coin	—	—
Filecoin	79,821	—
Tether USDs (“USDT”)	—	5,864
Total impairment loss of intangible assets	79,821	2,850,422

Cryptocurrencies that are outside of the Company’s control:

In late February 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the digital asset hardware cold wallet and all cryptocurrencies stored in it.

The carrying amount on June 30, 2023 of the out-of-control Bitcoins and USD Coins was $3,944,808, and we verified that Bitcoins and USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

The carrying amount and deposit status of the Bitcoins and USD Coins that are outside of the Company’s control on December 31, 2022 are as follows:

		Carrying amount	The portion that was still stored in the hardware cold as of June 30, 2023		The portion that that are forwarded to unknown addresses as of June 30, 2023
Cryptocurrencies	Quantities	as of June 30, 2023	Quantities	Carrying amount	Quantities	Carrying amount

Bitcoins	125.8584797	$1,952,597	30.62004	$475,046	95.23843	$1,477,551
USD Coins	2,005,537.50	$1,992,211	-	-	2005537.5	$1,992,211
Total amount		$3,944,808	30.62004	$475,046	125.85847	$3,469,762

PRC law firm Deheng Law Office (“Deheng”) has been representing the Company in our efforts to recover the wrongfully seized cold wallet and cryptocurrencies from the Public Security Bureau. On November 21, 2022, Deheng submitted the complaint and evidentiary materials to the Public Security Bureau according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs (the “PRC Criminal Law”). As of June 30, 2023, we and Deheng have not received any definitive response from the Public Security Bureau.

On behalf of the Company, Deheng went to Sheyang Public Security Bureau several times to communicate with the police officer in charge of Wei Zhu’s case, and Deheng learned that Sheyang Public Security Bureau suspected that the cryptocurrencies belonged to the Company was related to Wei Zhu’s case without any evidence and because Wei Zhu’s case was still in the stage of investigation, they insisted on continuing to implement temporary measures to retain the seized assets.

According to the legal opinion issued by Deheng Law Firm, the ownership of the cryptocurrencies seized by Sheyang Public Security Bureau is clear and can be verified as belonging to the Company, and the seizure of the Company’s cryptocurrencies by Sheyang Public Security Bureau is improper. If Sheyang Public Security Bureau does not release the seizure of the Company’s cryptocurrencies, Sheyang Public Security Bureau should issue a written decision in accordance with laws and regulations.

F-26

We together with Deheng will continue to vigorously pursue the Recovery Proceeding, attempting to regain its cold wallet and cryptocurrencies contained therein, which we believe were wrongfully seized and impounded by the Public Security Bureau. When the relevant case enters the judicial process, the Company can submit relevant evidence to the court to restore the Company’s ownership and control rights over the digital asset hardware cold wallet and the cryptocurrencies in it, because the evidence that these cryptocurrencies belong to the Company is clear, and we are confident to recover these cryptocurrencies through legal procedures. Considering the special situation of China’s public security and judicial system, the Company has not considered directly filing a lawsuit against Sheyang Public Security Bureau. Please refer to Note 22, “Subsequent Events” for further details.

As the Recovery Proceeding has not yet concluded, the Company’s financial statements for the six months ended June 30, 2023 do not recognize any related losses on the digital assets currently being held temporarily by the Public Security Bureau.

10. PREPAYMENTS FOR LONG-TERM ASSET

Prepayments for long-term asset consist of the following:

	June 30,	December 31,
	2023	2022
	US$	US$
Prepayments for purchasing fixed assets (i)	3,000,000	—
Prepayments for acquisition (ii)	120,000	—
Total prepayments for long-term asset	3,120,000	—

(i)	On January 10, 2023, the Company entered into an asset purchase agreement with Jinhe Capital Limited, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of US$9 million. Then, the Company and Jinhe Capital Limited entered into an amendment to the S19 Pro Purchase Agreement, pursuant to which the parties have agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million. As of June 30, 2023, the Company has paid the seller $3 million US dollars.

(ii)	On May 3, 2023, one of the Company’s US subsidiaries Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. As of June 30, 2023, the Company has paid the seller $120,000 US dollars.

11. LONG TERM INVESTMENTS

Long term investments consist of the following:

	June 30,	December 31,
	2023	2022
	US$	US$
Equity investments without readily determinable fair value	160,000	—
Equity method investments	—	—
Total long-term investments	160,000	—

F-27

In May 2023, the Company invested, as one of the founding shareholders, in Fresh First Inc. or “FF”, a grocery delivery and online store platform focused on Asian markets in the eastern United States. Neither the Company nor its wholly-owned subsidiaries directly participate in the daily operations of FF, which has its own independent professional operation team. As of June 30, 2023, the Company has invested $160,000 in FF and holds 16% of FF’s equity.

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Company’s equity investments measured using the measurement alternative was US$160,000 as of June 30, 2023. There was no impairment recognized for the six months ended June 30, 2023.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2023	2022
	US$	US$
Accrued payroll and welfare	85,700	62,311
Accounts payable	—	22,075
Advance from customers	—	80,000
Payables for professional fees	34,693	69,552
Income taxes payable	—	2,294
Other taxes payable	214	258
Payables for site, electricity, and network expenses required for mining operations	31,050	—
Total accrued expenses and other current liabilities	$151,657	$236,490

13. BONDS PAYABLE

Bonds Payable consist of the following:

	June 30,	December 31,
	2023	2022
	US$	US$
Convertible Securities	9,000,000	—
Total bonds payable	$9,000,000	—

The Company entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser”). Pursuant to the SPA dated January 31, 2023, the Company issued the Purchaser an Unsecured Convertible Promissory Note (the “Note”) with a face value of $9 million (the “Proceeds”) upon receiving the Proceeds from the Purchaser on February 2, 2023. The Note shall bear non-compounding interest at a rate per annum equal to 5% from the date of issuance until repayment of the Note unless the Purchaser elects to convert the Note into ordinary shares. If the Purchaser does not elect to convert the Note, then the outstanding principal amount and all accrued but unpaid interest on the Note shall be due and payable upon the one-year anniversary of the Issuance Date of the Note (the “Maturity Date”).

The Purchaser has the right to convert the outstanding balance (excluding any and all accrued but unpaid interest on the Note as of the date of such notice) under the Note into the Company’s ordinary shares (the “Conversion Shares”) at a per share price equal to $0.00172, (70% of the average closing price of the American Depositary Receipts divided by 360 during the 30-consecutive trading day period immediately preceding the date of the Securities Purchase Agreement, equivalent to $0.688 per ordinary share after the share consolidation effected on February 28, 2023) according to the terms and conditions of the Note. Prior to repayment of the Note, the Holder may, in its sole discretion, elect to convert this Note during two select periods before the Maturity Date, including the fifteen days period preceding the calendar date six months after the date of issuance of the Note (the “First Election Period”), as well as the fifteen days period preceding the Maturity Date (the “Second Election Period”).

F-28

As ASU No.2020-06, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and a convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives.

14. INTEREST PAYABLE

Interest payable consist of the following:

	June 30,	December 31,
	2023	2022
	US$	US$
Interest payable for Convertible Promissory Note	186,250	—
Total interest payable	$186,250

15. LEASES

As of June 30, 2023, the Company had operating leases for its New York and Shenzhen offices. The remaining lease terms ranges from 0.33 to 2.25 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of June 30, 2023, the weighted average remaining lease term was 2 years and the weighted average discount rate was 5%.

The following table presents the operating lease related assets and liabilities recorded on the Group’s consolidated balance sheet.

	June 30, 2023	December 31, 2022
	US$	US$
Right-of-use assets	714,991	873,878
Impairment of right-of-use assets	—	—
Right-of-use assets, net	$714,991	873,878

Operating lease liabilities - current	338,368	269,675
Operating lease liabilities – non-current	461,440	634,457
Total operating lease liabilities	$799,808	904,132

The following table presents the components of the Company’s office lease expense in the six months ended June 30, 2023, which are included in general administrative on the unaudited interim consolidated statements of operations:

For the six months ended June 30
2023
US$
Operating lease cost	180,861
Variable lease cost	—
Operating lease expense	180,861
Short-term lease rent expense	25,980
Total lease expense	$206,841

The following table summarizes the maturity of operating lease liabilities as of June 30, 2023:

US$
2023	183,647
2024	375,940
2025	288,594
Total	848,181
Less: imputed interest	(48,373)
Present value of lease liabilities	$799,808

F-29

16. INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries incorporated in British Virgin Islands are not subject to tax on income or capital gains.

United States

Mercurity Fintech Technology Holding Inc. (“MFH Tech”) and Chaince securities Inc. (“Chaince”) are incorporated in New York, USA. In accordance with the Federal Corporate Income Tax Law, the Federal corporate income tax rate applicable to MFH Tech and Chaince is 21%. In accordance with the New York State Corporate Income Tax Law, the New York State corporate income tax rate applicable to MFH Tech and Chaince is 6.5%.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%.

People’s Republic of China

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Company’s entities operating in the PRC is 25%.

Singapore

Under the Singapore tax laws, the Company’s subsidiary in Singapore is subject to Singapore profits tax rate at 17%.

For the six months ended June 30, 2023, loss or income before income taxes from continuing operations consists of:

For the six months ended
June 30, 2023
US$
Cayman Islands	(1,632,390)
US	(869,771)
Hong Kong	(4,678)
PRC	(70,436)

The current and deferred components of the income tax expense from continuing operations in the consolidated statements of comprehensive loss are as follows:

	For the six months ended	For the six months ended
	June 30, 2023	June 30, 2022
	US$	US$
Current tax benefit (expense)	(587)	—
Deferred tax benefit (expense)	772	—
Income tax benefit (expense)	185	—

F-30

The reconciliation of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, 25% applicable to the PRC operation, and 17% applicable to the Singapore operation to income tax benefit from continuing operations is as follows:

	For the six months ended June 30, 2023
	US$	US$	US$	US$	US$
	US	Hong Kong	PRC	Singapore	Consolidated
Income/(Loss) before income taxes	(869,183)	(4,678)	(70,436)	(507)	(944,804)
Income tax computed at applicable tax rates	(182,528)	(772)	(17,609)	(86)	(200,995)
Effect of different tax rates in different jurisdictions
Non-deductible expenses
Current losses unrecognized deferred income tax	182,528		17,609	86	200,224
Prior losses recognized deferred income tax in current period
Prior income tax expense recognized in current period	587				587

Income tax expenses/(benefits)	587	(772)	—	—	(185)

Deferred tax assets

The significant components of the Company’s deferred tax assets were as follows:

	June 30,	December 31,
	2023	2022
	US$	US$
Deferred tax assets
Net operating loss carry forwards	251,777	251,005
Valuation allowance	—	—
Total deferred tax assets	251,777	251,005

17. SHAREHOLDERS’ EQUITY

On April 8, 2015, the Company completed its IPO on NASDAQ by offering 4,000,000 ADSs, representing 72 million ordinary shares at price of $10 per ADS. On April 27, 2015, the Company issued an additional 220,000 ADSs, representing 3.96 million ordinary shares to the underwriter for exercising the overallotment option at price of $10 per ADS. The total proceeds from issuance of ordinary shares upon IPO are $37,294,600, after deducting the IPO related cost of $3,000,000.

Upon the completion of the IPO, all of the Company’s then outstanding Series A-1, Series A-2 and Series B preferred shares were automatically converted into 12,202,988, 122,029,877 and 30,507,471 ordinary shares respectively, and immediately after the completion of the IPO, the indebtedness owed to Mr. Maodong Xu (“Mr. Xu”), one of the Company’s shareholders, amounting to $69.4 million was converted into 124,835,802 ordinary shares.

On June 8, 2015, the Company issued 741,422,780 ordinary shares to the Company’s original shareholders for the acquisition of the Company. In addition, the Company initially agreed to issue 72,000,000 ordinary shares of the Company to Mr. Xu at a purchase price of $0.5556 per share, for a total purchase price of $40,000,000. On September 7, 2015, the Company and Mr. Xu reduced the number of shares to be purchased through a supplemental agreement resulting in a final subscription amount of $15,000,000 for 27,000,000 shares. On the same date, the Company issued an additional 27,000,000 ordinary shares to Mr. Xu in relation to his additional subscription.

On September 27, 2015, the Company issued and transferred 38,363,112 ordinary shares to its depositary bank representing 2,131,284 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On July 31, 2018, the Company decided to change the ADS-to-Share ratio from the ratio of one (1) ADS to eighteen (18) Shares to a new ratio of one (1) ADS to one hundred eighty (180) Shares.

On May 21, 2019, the Company issued 632,660,858 ordinary shares to Unicorn’s original shareholders for the acquisition of Unicorn.

F-31

On May 3, 2020, the Company issued 761,789,601 ordinary shares to NBpay’s original shareholders for the acquisition of NBpay.

On May 20, 2020, the Company issued 90,000,000 ordinary shares to an investor through private placement for US$300,000.

On August 13, 2020, the Company issued and transferred 36,000,000 ordinary shares to its depositary bank representing 1,000,000 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On January 27, 2021 and March 3, 2021, the Company totally issued 210,000,000 ordinary shares to an investor for the private investment in public equity of US$700,000.

On March 1, 2021, the Company issued and transferred 394,200,000 ordinary shares to its depositary bank representing 1,095,000 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On September 8, 2021, the Company issued 571,428,570 ordinary shares to three investors for the private investment in public equity of 105.2385 Bitcoins with a market value of US$5 million.

On September 27, 2021, the Company issued and transferred 399,999,960 ordinary shares to its depositary bank representing 1,111,111 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On October 19, 2021, the Company issued 571,428,570 ordinary shares to three investors for the private investment in public equity of 5,000,000 USD Coins with a market value of approximately US$5 million.

On November 21, 2022, the Company issued 2,423,076,922 ordinary shares to three investors for the private investment in public equity (the “PIPE”) of US$3.15 million, and issued 108,000,000 ordinary shares to pay the financing service fee of the PIPE.

On December 20, 2022, the Company issued 3,676,470,589 ordinary shares to two investors for the private investment in public equity (the “PIPE”) of US$5 million.

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in the Company’s 2,718,181,818 ordinary shares. The Company issued the 2,718,181,818 ordinary shares on December 23, 2022.

On December 23, 2022, the Company entered into a Securities Purchase Agreement in connection with a private investment in public equity (the “PIPE”) financing with an accredited non-U.S. investor to offer and sell the Company’s units, each consisting of one ordinary share and three warrants for total gross proceeds of USD$5 million. The Company issued the 4,545,454,546 ordinary shares to the investor upon receiving the $5 million from the investor on January 10, 2023.

On December 29, 2022, the Company’s Board of Directors approved to proceed with: 1) the share consolidation and simultaneous change of the ADR ratio; 2) the transfer of the register of members of the Company; and 3) the termination of the deposit agreement. The Board approved the proposal on the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share. Further, as approved by the Board, the Company will effect a simultaneous change of the American Depositary Receipts (“ADRs”) to ordinary share ratio from 1-to-360 to 1-to-1 (the “ADR Ratio Change”). The Board approved to terminate the Deposit Agreement, as amended (the “Deposit Agreement”) effective on February 28, 2023, by and among the Company, Citibank, N.A., and the holders and beneficial owners of American Depositary Shares outstanding under the terms of the Deposit Agreement dated as of April 13, 2015 and as amended.

On February 28, 2023, when the Share Consolidation was effective, the Company’s outstanding ordinary shares changed from 18,614,900,104 shares with a par value of $0.00001 per share to 46,538,116 shares with a par value of $0.004 per share.

As of June 30, 2023, the total outstanding common shares after the share consolidation is 46,538,116 shares.

F-32

18. SHARE BASED COMPENSATION

2011 Share Incentive Plan

On February 1, 2011, the Board of Directors approved the Company 2011 Share Incentive Plan (‘‘2011 Plan’’). The 2011 Plan provides for the grant of options, restricted shares, and other share-based awards.

The Company recognized compensation cost on the share options and restricted shares to employees under 2011 Plan on a straight-line basis over the requisite service period. The options granted during 2012 and 2013 vest ratably over 48 months and the options granted during 2014 vest on the first anniversary of the date of grant.

On July 27, 2015, the Board of Directors approved to grant 28,841,700 Restricted Share Units (“RSUs”) awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary share at the time the award vests with zero exercise price. The issued RSUs will vest 50%, and 50%, respectively, on each anniversary of the grant date. The Company recognizes share-based compensation cost on the RSUs on a straight-line basis over the vesting period from the grant date.

On September 1, 2015, the Board of Directors approved that all 3,312,618 unvested options and 28,639,900 RSUs granted under the 2011 Plan became vested and exercisable as of September 1, 2015. Meanwhile, the Board of Directors also approved that all vested and accelerated vested options and RSUs shall be exercised within 2 years from the acceleration date, i.e. September 1, 2017, which was subsequently extended by another 1 year approved by the Company on June 20, 2017. On August 31, 2018, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2019. On August 31, 2019, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2020. An amendment to an existing stock option to extend the exercise period is considered a modification of stock option. The incremental value of the stock option granted to the current employees is recorded as additional compensation cost and the fair value of the modified stock option granted to former employees is record as financial liability when it is material.

On July 1, 2016, under the 2011 Plan, the Board of Directors approved to grant 32,028,700 share options with exercise price of $0.20 per share to its employees and management. 40%, 30% and 30% of the shares subject to the options shall vest on the second, third and fourth anniversary of the vesting commencement date, respectively, provided that the optionee continues to be a service provider to the Company.

On July 1, 2016, the Board of Directors also approved to grant 10,430,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs will vest 100% when the following two conditions are both met: a) on and after the first anniversary of the grant date and b) the market price of the Company’s ADS is not less than $7 per ADS. As the second condition was not met, nil RSU was vested as of December 31, 2019. The Company recognizes share-based compensation cost on the RSUs ratably over the 12 months from the grant date.

On July 9, 2020, the Board of Directors also approved to grant 550,001 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs has a four-year time-based vesting schedule with a one-year cliff. After the cliff, 1/12 of the remaining granted shares vest each quarter until the four-year vesting period is over. The Company recognizes share-based compensation cost on the RSUs ratably over the 4 years from the grant date.

On January 3, 2021, the management approved to grant 123,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

On January 25, 2021, the management also approved to grant 224,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

On March 1, 2021, due to a big change in the Company’s major shareholders, the management announced that all motivated employees could accelerate the exercise of all RSUs that had been granted but had not yet reached the exercise period, with zero exercise price.

F-33

2020 Share Incentive Plan

On November 24, 2020, the Board of Directors approved the Company 2020 Share Incentive Plan (“2020 Plan”). The 2020 Plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by compensation committee of the board.

The Company recognized compensation cost on the restricted shares to employees under 2020 Plan on a straight-line basis over the requisite service period.

On November 24, 2020, the Board of Directors also approved to grant 205,600 RSUs awards pursuant to the 2020 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs issued RSUs has a four-year time-based vesting schedule with a one-year cliff. After the cliff, 1/12 of the remaining granted shares vest each quarter until the four-year vesting period is over. The Company recognizes share-based compensation cost on the RSUs ratably over the 4 years from the grant date.

On January 3, 2021, the management also approved to grant 140,000 RSUs awards pursuant to the 2020 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

On January 25, 2021, the management also approved to grant 100,000 RSUs awards pursuant to the 2020 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

On March 1, 2021, due to a big change in the Company’s major shareholders, the management announced that all motivated employees could accelerate the exercise of all RSUs that had been granted but had not yet reached the exercise period, with zero exercise price.

On April 30, 2021, the management also approved to grant 20,000 RSUs awards pursuant to the 2020 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

2021 Share Incentive Plan

On August 24, 2021, the Board approved the Company 2021 Share Incentive Plan (“2021 Plan”). The 2021 Plan permits the awards of restricted shares, restricted share units or other types of awards approved by compensation committee of the board.

The Company recognized compensation cost on the restricted shares to employees under 2021 Plan on a straight-line basis over the requisite service period.

On August 25, 2021, the management approved to grant 1,099,443 RSUs awards pursuant to the 2021 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. According to the decision of management, 527,777 RSUs can be exercised immediately, 50% of the rest 571,666 RSUs has a six months time-based vesting schedule, 50% of the rest 571,666 RSUs has a twelve months time-based vesting schedule.

Restricted Shares Award Granted to Employees

There were no unvested restricted shares award issued under the 2011 Plan, 2020 Plan and the 2021 Plan at the beginning of the 2023. $356,173 and nil share-based compensation charged to operating expenses of continuing operations for the six months ended June 30, 2022 and 2023 under the 2011 Plan, 2020 Plan and 2021 Plan.

As of June 30, 2023, no unrecognized share-based compensation related to RSUs issued to employees and unrecognized share-based compensation related to share options of continuing operations remained.

F-34

19. RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company
Kaiming Hu	Previous owner of NBpay group, former shareholder of Mercurity
Zhiyou Wang	Former director of Mercurity’s affiliated companys, former shareholder of Mercurity
Radiance Holding (HK) Limited	Former shareholder of Mercurity
Wei Zheng	Director of Mercurity’s affiliated companys
Ying Wang	Associated with Zhiyou Wang

a)	As of December 31, 2022, the following balance was due from the related party:

Net Amount due from the related party

		As of June 30,	As of December31,
		2023	2022
		US$	US$
Kaiming Hu	(i)	—	—
Wei Zheng	(iii)	25,000	25,000

i.	The receivable due from Mr. Kaiming Hu is $556,083 at the end of December 31, 2021, related to capital contribution. Due to the changes of the Company’s management and business team in the second half of 2021, the Company failed to collect the receivable from Mr. Kaiming Hu in a timely manner. The Company made full provision for doubtful accounts for this receivable at the end of 2021.

ii.	On September 10, 2022, Mercurity Fintech Technology Holding Inc. (“MFH Tech”), a subsidiary of the Company, provided a loan of US $25,000 to Mr. Wei Zheng, the director of MFH Tech, with a term of one year. As of June 30, 2023, Mr. Wei Zheng has not repaid the loan.

b)	As of June 30, 2023 and December 31, 2022, the following balance was due to the related party:

Net Amount due to the related party

		As of June 30, 2023	As of December 31, 2022
		US$	US$
Zhiyou Wang	(i)	238,168	238,168
Radiance Holding (HK) Limited	(ii)	273,000	273,000
Ying Wang	(iii)	400,000	400,000

i.	The amounts represent the payables of $238,168 due to Zhiyou Wang related to the Company’s borrowing from shareholders because of a temporary shortage of RMB funds.

ii.	The amounts represent the payables of $273,000 due to Radiance Holding (HK) Limited related to the Company’s borrowing shares from shareholders to pay agency fees with 100,000 ADSs of the Company.

iii.	On June 13, 2022, the Company issued a promissory note to Ying Wang, a Singapore resident associated with Zhiyou Wang, in the principal amount of up to USD$5,000,000 to provide for the Company’s working capital. The Note has a term of one year with the maturity date on June 1, 2023 and bears no interest other than any applicable imputed interest charged by the appropriate government authority. The balance of the Note may be prepaid at any time before the Maturity Date. As of December 31, 2022, the Company has received USD$0.4 million of the Note from the Noteholder.

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20. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the six months ended June 30, 2023 is $206,842.

The future aggregate minimum lease payments under non-cancellable operating lease agreements were as follows:

Future Periods	US$
For the six months ended June 30, 2023	200,195
For the year ended December 31, 2024	375,940
For the year ended December 31, 2025	288,594
Total	864,729

Assets loss contingencies

As disclosed in Note 8, as the Recovery Proceeding of the Company’s out-of-control digital assets has not yet concluded, the Company is still unable to assess whether there will be losses on related assets in the future, so the Company does not recognize any related losses on the digital assets currently being held temporarily by the Public Security Bureau in the unaudited interim financial statements for the six months ended June 30, 2023. However, considering the uncertainty in China’s legal environment, the Company may still be unable to recover those digital assets in the end.

21. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiary located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of June 30, 2023, the Company’s PRC subsidiary did not have a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Company’s subsidiaries.

As the Company’s PRC subsidiaries have been operating at a loss, they have yet to set aside any certain statutory reserves as of June 30, 2023, and the appropriation to these reserves by the Company’s PRC subsidiary was $nil for the six months ended June 30, 2023.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. As of June 30, 2023, the net assets of the Company’s PRC subsidiary were negative.

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22. SUBSEQUENT EVENTS

Efforts to recover the Company’s misplaced digital assets (the “Recovery Proceeding”)

On July 4, 2023, Deheng went to the Sheyang Public Security Bureau and reported through the on-site public reception window of the Sheyang Public Security Bureau that the police officers responsible for Wei Zhu’s case did not follow the procedures of the public security system and did not provide written responses to the Company’s appeals beyond the statutory deadline.

On July 5, 2023, Deheng went to the Sheyang Public Security Bureau and reported to the office of the Sheyang Public Security Bureau that the police officers responsible for Wei Zhu’s case did not comply with procedural regulations and did not provide a written response to the Company’s appeal beyond the statutory deadline.

On August 31, 2023, Deheng had a telephone conversation with the procurator of Sheyang County Procuratorate responsible for Wei Zhu’s case, and the prosecutor informed that the case of Wei Zhu had been transferred to the Sheyang County court for adjudication, and that the digital assets seized were not under Wei Zhu’s name and are still temporarily detained by the Sheyang County Public Security Bureau. On the same day, Deheng contacted the judge of the Sheyang County court in charge of Wei Zhu’s case, and the judge communicated to Deheng that the materials submitted by the Sheyang County Public Security Bureau and the Sheyang County Procuratorate regarding Wei Zhu’s case did not mention the seizure of the digital assets.

On September 1, 2023, Deheng went to the Sheyang Public Security Bureau, and the office of the Sheyang Public Security Bureau stated that they would provide feedback to the head of the Economic Investigation Brigade of the Sheyang Public Security Bureau (the person in charge of the Wei Zhu case at the Sheyang Public Security Bureau).

On September 4, 2023, Deheng sent written explanatory materials to the Sheyang Court and the Sheyang Procuratorate, reflecting on the situation where the Company had already filed an appeal with the Sheyang Public Security regarding the ownership of digital currency to the Sheyang Court and the Sheyang Procuratorate.

On September 7, 2023, Deheng called the Judge of Sheyang County court who informed Deheng that the digital assets were classified by the Sheyang County Public Security Bureau under a separate seizure list associated with Jing. Then on the same day, Deheng contacted and communicated with the police officer of Sheyang Public Security Bureau by telephone, who for the first time explicitly stated that 1) the seizure of the Company’s cryptocurrency assets by the Sheyang Public Security Bureau was temporary, 2) the seizure of the Company’s cryptocurrencies was in connection with the investigation of Jing, rather than Wei Zhu himself, and 3) the seized cryptocurrencies can only be judicially processed after the main suspect in the Wei Zhu’s case was brought into custody. The police of Sheyang County Public Security Bureau explained to Deheng that the Bureau was not in a position to determine whether the seizure measures of the Company’s cryptocurrencies should be lifted until it detained the principal suspect, with whom Wei Zhu and Jing were suspected of being affiliated with.

On September 13, 2023, Deheng contacted the judge from the Sheyang County Court by phone to inquire whether the Company’s seized cryptocurrencies were transferred to the court with the Wei Zhu’s case. The judge replied that those cryptocurrencies were not transferred to the court with the Wei Zhu case.

On October 12, 2023, the Company submitted the “Application for State Compensation” to the Public Security Bureau of Sheyang County.

On October 12, 2023, the Company filed a complaint and submitted the “Information and Supervision Application” with Public Security Bureau of Yancheng City (the superior department of Public Security Bureau of Sheyang County), urging the Public Security Bureau of Yancheng City to compel the Public Security Bureau of Sheyang County to make a decision as to the seized digital currencies.

On November 22, 2023, the Company received a response from the Public Security Bureau of Sheyang County, rejecting the Company’s “Application for State Compensation”. The Public Security Bureau of Sheyang County claimed that the criminal responsibility for the relevant case has not been terminated, and the Company should submit the “Application for State Compensation” after the criminal responsibility for the relevant case has been terminated. In view of the unreasonable response from the Public Security Bureau of Sheyang County, the Company submitted the administrative reconsideration by mail to the Public Security Bureau of Yancheng City, the higher-level organ of the Sheyang Public Security Bureau, on December 19, 2023.

$6 million PIPEs financing engaged on November 30, 2023 and closed on December 4, 2023

On November 30, 2023, the Company priced a private investment in public equity (“PIPE”) offering, through which it sold an aggregate of 14,251,781 units of its securities, each consisting of one (1) ordinary share and three (3) warrants, to one non-U.S. institutional investor at an offering price of $0.421 per unit, for the gross proceeds of $6 million, prior to the deduction of fees and offering expenses payable by the Company. The warrants are exercisable to purchase up to a total of 42,755,344 ordinary shares, for a period of three years commencing from November 30, 2023, at an exercise price of US$1.00 per ordinary share. The Company intends to utilize the net proceeds derived from the PIPE for general working capital purposes, enhancing its human capital and business development. The PIPE financing proceeds were received on December 4, 2023.

The Company utilizes new technologies to improve the production efficiency of the Filecoin mining business

On December 5, 2023, the Company signed an Origin Storage Filecoin Mining Service Contract with Origin Storage PTE. LTD. (“Origin Storage”). The Company will use Origin Storage’s technology to re package the Web3 decentralized storage infrastructure and conduct Filecoin mining business through Origin Storage’s network platform. The Filecoin mining services provided by Origin Storage include but are not limited to storage server services, computing encapsulation server services, and technical services. Through Origin Storage’s new technology in the Filecoin mining field, the Company is expected to improve the output efficiency of the Filecoin mining business.

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